
SAMARAENERGO
443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 79-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION
443100, SAMARA, MAYAKOVSKY STR, 15, TELETYPE 714166 CBET,
TEL.: (8462) 79-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

18.04.2005 № 104-142/

12g3-2(b)
File# 82-4708


05007691

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


SEC MAIL
PROCESSING
RECEIVED
APR 22 2005
WASH. D.C.
209
SECTION

Re: Exemption No.: 82-4708

SUPPL

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about Extraordinary general meeting of shareholders published in "Rossiyskaya Gazeta". The Meeting is to be held on May 23, 2005. Also we are sending the report for 2003 year. English translation is enclosed to Report.

Sincerely,

S.M. Doroshenko
Chief of the Capital
Management Administration

dlw 5/12

Joint Stock Company of Energetics and Electrification "Samaraenergo"
Mayakovskogo,15, Samara, Russia, 443100

Information Message about carrying out of Extraordinary General Shareholders Meeting of JSC "Samaraenergo" in the form of correspondence voting

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» informs about the Extraordinary General Shareholders Meeting **in a form of voting in absentia** with the following agenda:

1. ***Approval of the contract about founding the Joint Stock Company "Volga Territorial Generation Company", being the transaction with a conflict of interests.***
2. ***About approval of the contract about founding the Joint Stock Company "Volga Inter-regional Distribution Company", being the transaction with a conflict of interests.***

Filled bulletins for voting should be directed on one of following addresses:

- **443100, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo"**
- **105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"**
- **443080, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD"**
- **443100, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".**

Date closed of reception of the filled bulletins for voting – **December, 15, 2003.**

Bulletins for voting concerning the agenda, containing projects of the decision of general meeting of shareholders, will be directed by the certified mail (or are handed over) to each person specified in the list of persons, having the right to participate in the meeting not later on April, 29th, 2005.

With the information (materials), given by preparation for extraordinary general shareholders meeting, shareholders can familiarize during from April, 29th, till May, 23rd, 2005 on the working days from 10.00 a.m. till 5.00 p.m. to following addresses:

1) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo";

2) Russia, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD";

3) Russia, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD ";

4) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".

The list of persons, who are having the right of participation in the extraordinary general meeting of shareholders of the Society, is made as of **April 7th, 2005.**

Phones for information:

Samara - (8462) 79-61-33 – JSC "Samaraenergo", (8462) 67-34-41, 67-34-42 - the Samara branch of JSC "CMD",

Moscow - (095) 221-13-33, 221-13-34 – JSC "CMD".

JSC "Samaraenergo" Board of Directors


ГОДОВОЙ ОТЧЕТ/2003

Энергия - часть жизни людей, без которой немыслимо существование цивилизации. Суть развития цивилизации – в познании смысла жизни, а образ познания – ребенок, который, начиная жить, автоматически начинает процесс познания. Ребенок мыслит образами, понятными всем людям, независимо от возраста. Непосредственность представления ребенка о мире помогает нам посмотреть на продукты своей деятельности другими глазами, приоткрыть сердца.

УВИДЕТЬ МИР ГЛАЗАМИ НАШИХ ДЕТЕЙ



ГОДОВОЙ ОТЧЕТ/ANNUAL REPORT/2003

САМАРАЭНЕРГО



Уважаемые акционеры!

По итогам года наша компания в очередной раз подтвердила свое право называться одним из лучших, наиболее стабильных и успешных акционерных обществ в России. Подводя итоги деятельности за 2003 год, руководство РАО «ЕЭС России» отметило, что финансовые успехи всего энергохолдинга были обусловлены, в том числе и эффективной работой коллектива АО «Самараэнерго».

Можно констатировать, что прошедший 2003 год был для самарской энергосистемы напряженным, но весьма успешным. АО «Самараэнерго» надежно и безаварийно снабжало тепловой и электрической энергией потребителей, расположенных на территории более чем 53, 6 тыс. км. Стратегия менеджмента развития, осуществляемая Управляющей компанией в отношении АО «Самараэнерго», позволила Акционерному обществу и в 2003 году сохранить достигнутые ранее положительные тенденции развития. Ряд главных задач, которые решались энергокомпанией в отчетный период, был определен необходимостью оптимизации деятельности Акционерного общества в условиях реформирования российской электроэнергетики. В числе приоритетных целей деятельности компании в 2003 году были: дальнейшая реализация программы технического перевооружения предприятий энергосистемы; проведение очередного тарифного регулирования, отражающего изменения в затратах на производство тепловой и электрической энергии; проведение необходимых мероприятий в рамках процесса по реформированию и подготовке к работе в условиях функционирования оптового рынка электрической энергии; работа по сохранению крупных потребителей в условиях конкуренции с ФОРЭМ.

При этом деятельность Самарской энергосистемы в прошедшем году была осложнена действиями, которые в рамках предвыборной борьбы за голоса избирателей осуществлял ряд политических партий и движений. Многочисленные предвыборные мероприятия, умело организуемые политтехнологами, во многом были направлены на то, чтобы лишить акционерное общество возможности отпускать производимую тепловую и электрическую энергию по экономически *оправданным тарифам. В условиях возросших издержек* на производство энергоресурсов АО «Самараэнерго» было вынуждено неоднократно в судебном порядке доказывать свое право на очередное регулирование тарифов. Все это негативно отражалось на стабильности финансирования ремонтных работ и мероприятий по техническому перевооружению, направленных на повышение надежности работы оборудования в период отопительного сезона 2003-2004 года. К сожалению, вследствие мощного противостояния со стороны популистски настроенных сил в 2003 году органами, регулирующими тарифную политику, так и не была окончательно решена задача ликвидации системы «перекрестного субсидирования». Таким образом, в прошлом году не была достигнута цель установления равных конкурентных условий для АО «Самараэнерго» и ФОРЭМ.

Тем не менее, заблаговременный переход к стратегии подготовки АО «Самараэнерго» к работе в условиях реформирования российской энергетической отрасли и складывающегося энергетического рынка позволил энергосистеме закончить год с прибылью, превышающей полученную в 2002 году. В 2003 году акционерам АО «Самараэнерго» были в полном объеме выплачены все начисленные дивиденды.

Кроме того, в рамках определенной на 2003 год стратегии менеджмента развития в прошлом году активно осуществлялась работа по техническому перевооружению предприятий, входящих в АО «Самараэнерго». При этом если в 2001 году вложения в техническое перевооружение, реконструкцию и новое строительство по АО «Самараэнерго» составили 479 млн рублей, в 2002 году - 770 млн рублей, то в 2003 уже более 946 млн рублей.

В числе наиболее крупных проектов технического перевооружения, реализованных в прошлом году, можно отметить запуск установки мгновенного вскипания (ИМВ-50) на Безымянской ТЭЦ. Самара – один из первых городов России, где был внедрен *испаритель этого типа. Одним из важнейших событий для энергосистемы также* стала модернизация турбоагрегата № 1 на ТЭЦ ВАЗа. Необходимо отметить, что к реализации данного проекта удалось привлечь крупнейшего потребителя энергосистемы ОАО «АвтоВАЗ» и «GM-АвтоВАЗ». При этом первоначально менеджментом автозавода рассматривалась возможность финансирования строительства собственной котельной. Однако совместная работа с нашей энергокомпанией все же была признана потребителями более экономически оправданной. Отметим, что реализация упомянутого проекта полностью соответствует стратегии оптимизации производственных показателей энергосистемы в условиях подготовки к работе в условиях рынка.

Помимо работ по техническому перевооружению, как необходимой части стратегии развития, направленной на улучшение производственно-экономических характеристик энергосистемы, активно продолжался и процесс реформирования компании. В 2003 году состоялась передача функций оперативно-диспетчерского управления в РДУ ОАО «Самараэнерго» в филиал ОАО «СО ЦДУ ЕЭС» - Самарское РДУ, а также был организован еще один филиал энергосистемы – магистральные электрические сети «Самара». Практически завершен процесс регистрации имущества акционерного общества, окончено межевание земель под объектами электросетевых предприятий напряжением 35 кВ и выше. Продолжался процесс доработки и согласования проекта реформирования АО «Самараэнерго».

Серьезные подготовительные мероприятия, включая подписание договора о присоединении к АТС, были реализованы и в процессе подготовки к работе в свободном секторе федерального рынка электрической энергии. Как показал опыт деятельности Акционерного общества, в секторе 5-15 с начала в этого года, осуществленные подготовительные мероприятия к работе на энергетической бирже были успешными.

Подводя итоги работы АО «Самараэнерго» в 2003 году, необходимо отметить ряд актуальных задач, стоящих перед энергосистемой в ближайшем будущем. Главной из них по-прежнему является осуществление надежного и бесперебойного энергоснабжения потребителей в период реформирования энергосистемы. Актуальнейшим направлением как и в прошлом году будет работа по повышению эффективности функционирования Акционерного общества в условиях реформирования российской электроэнергетики. При этом общая стратегия развития АО «Самараэнерго» в 2004 году определяется в основном внешними факторами - общефедеральными планами реформирования энергетической отрасли Российской Федерации. В то же время ряд шагов структурной реформы не связан напрямую с концепцией перестройки отрасли и может производиться в рамках оптимизации производственной деятельности Общества опережающими темпами.

В 2004 г. прогнозируется создание предпосылок для дальнейшего разделения основных видов деятельности (производство и передача электроэнергии); при условии принятия соответствующих решений Советом директоров ОАО «РАО «ЕЭС России» уже к концу 2004 года будут начаты процедуры реформирования энергосистемы. В 2004 году должно произойти юридическое обособление ряда подразделений ОАО «Самараэнерго» - филиалов «ПРП», «СЭСР», «Автобаза» и «Учебно-курсовой комбинат». Имущество, учитываемое на балансе этих обособленных подразделений, будет передано в уставный капитал дочерних обществ.

Мы уверены, что при подведении итогов уже 2004 года АО «Самараэнерго» вновь будет признано одной из лучших энергосистем России. Залогом этого выступают высокий профессионализм коллектива компании и поддержка акционеров в деле подготовки энергосистемы к реформированию.

Генеральный директор

ОАО «Средневолжская межрегиональная

управляющая энергетическая компания»

В.Е.Аветисян



Уважаемые акционеры!

2003 год, без сомнения, войдет в историю «Самараэнерго» как год очередных успехов компании. Акционерному обществу удавалось одновременно эффективно решать задачи текущей производственной деятельности по обеспечению надежного энергоснабжения в рамках заключенных договорных обязательств и проводить необходимые мероприятия по подготовке к изменениям, связанным с реформированием российской электроэнергетики.

При этом следует отметить, что значительные финансовые и производственные успехи «Самараэнерго» были достигнуты во многом вопреки складывающейся политической и экономической конъюнктуре.

Необходимо признать, что преодолеть влияние негативных факторов и добиться финансовых и производственных успехов Акционерному обществу помогли как высокий уровень профессионализма коллектива, так и эффективная управленческая стратегия, осуществляемая в «Самараэнерго» Управляющей компанией.

В 2003 году были профинансированы и выполнены все необходимые ремонтные работы, направленные на повышение надежности функционирования оборудования энергосистемы в период осенне-зимнего максимума нагрузок. Акционеры энергосистемы в полном объеме получили дивиденды, начисленные за 2002 год. Были выполнены все контрольные показатели бюджета Общества (показатели ДПН) и задания Оперативной комиссии РАО «ЕЭС России». Прямым следствием функционирования отлаженной системы финансовых взаимоотношений с абонентами компании стало наличие значительных финансовых ресурсов, которые в прошедшем году были направлены на реализацию программы технического перевооружения предприятий «Самараэнерго». Очевидно, что данный вид вложений является крайне важным и в перспективе должен обеспечить стабильную работу энергосистемы в предстоящий период. В условиях складывающегося энергетического рынка, когда потребитель сможет выбирать из ряда конкурирующих между собой производителей энергии, сложно переоценить важность такого параметра, как надежность энергоснабжения. Очевидно, что этот параметр взаимоотношения своим потребителям энергосистема может гарантировать только при условии регулярного проведения мероприятий по техническому перевооружению, ремонту и модернизации производственных мощностей.

В истекшем году Совет директоров «Самараэнерго» принимал активное участие в организации работы Акционерного общества. Состоялось более 20 заседаний Совета директоров по всему спектру вопросов деятельности компании. Были приняты решения о передаче функций диспетчерского управления филиалу ОАО «СО-ЦДУ ЕЭС».

При этом в 2003 году произошли значительные изменения в работе Совета директоров. В рамках реформирования работы Совета и согласно принятому кодексу корпоративного управления, при Совете директоров были образованы профильные комитеты, что позволило более глубоко прорабатывать рассматриваемые вопросы деятельности Акционерного общества. Важным достижением в работе Совета директоров в истекшем году следует признать и подписание между «Самараэнерго» и «Средневолжской межрегиональной управляющей энергетической компанией» нового договора на оказание управленческих услуг. В рамках этого договора значительно усилена ответственность Управляющей компании за эффективность принимаемых ее менеджментом управленческих решений.

Совет директоров АО «Самараэнерго» выражает искреннюю благодарность акционерам за поддержку и понимание деятельности руководства компании. Уверены, что при подведении итогов текущего года можно будет вновь констатировать, что коллектив и менеджмент Акционерного общества смог добиться высоких результатов в осуществлении производственно-финансовой деятельности компании.

Председатель
Совета директоров АО «Самараэнерго»

Б.Ф. Ремезенцев

КОНКУРС ДЕТСКОГО РИСУНКА "ФИЛОСОФИЯ ЭНЕ

Вакуленко Кристина, 15 лет. Энергия природы



ГЕОГРАФИЧЕСКОЕ ПОЛОЖЕНИЕ

ОАО "Самараэнерго" - крупнейшая энергосистема Среднего Поволжья, обеспечивающая потребителей электрической и тепловой энергией на территории 53,6 тыс. кв. км.

"Самараэнерго" осуществляет стабильное энергоснабжение 99% потребителей электроэнергии Самарской области и обеспечивает теплоснабжение и горячее водоснабжение промышленных и коммунальных предприятий в крупнейших городах области, численность населения которой составляет более 3 млн. чел.. Самаро-Тольяттинская агломерация – индустриальный район Поволжья, в котором сосредоточена значительная часть всех производственных фондов, расположены ключевые автомобильные и нефтехимические комплексы страны. Крупнейшими потребителями ОАО "Самараэнерго" являются предприятия химической, нефтехимической, металлургической, автомобильной и строительной отраслей промышленности.

Вся территория Самарской области электрифицирована от электрических сетей ОАО "Самараэнерго". Общая протяженность линий электропередачи ОАО "Самараэнерго" составляет 34 385 км. Протяженность тепловых сетей ОАО "Самараэнерго" по трассе составляет 470,5 км.

КРАТКАЯ ИСТОРИЯ

Первым источником электроэнергии в Самарской области стала Самарская ГРЭС, построенная в 1900 году при участии компании «Siemens & Halske». Именно это событие положило начало развитию энергетики региона. 29 декабря 1932 года был организован Самарский энергокомбинат, в составе которого задачу распределения энергоресурсов выполняло функциональное подразделение – «Энергосбыт».

В 40-е годы XX века развитие Самарской энергетики было связано с эвакуацией в область оборонно-промышленных предприятий из зоны военных действий Великой Отечественной войны и увеличением объемов нефтедобычи в регионе. В 50-е и 60-е годы интенсивный рост городов и форсированное развитие электротранспорта обусловили необходимость в строительстве новых источников электрической и тепловой энергии.

За период с 1941 по 1972 год в области было построено 7 теплоэлектростанций: Безымянская ТЭЦ (1941 г.) и Самарская ТЭЦ (1972 г.) в г.Самара, Сызранская ТЭЦ (1947 г.), Новокуйбышевские ТЭЦ-1 (1951 г.) и ТЭЦ-2 (1962 г.), Тольяттинская ТЭЦ (1960 г.) и ТЭЦ ВАЗа (1969 г.), создано 4 предприятия электрических сетей: Самарские электрические сети (1941 г.), Жигулевские электрические сети (1958 г.), Волжские электрические сети (1964 г.), Чапаевские электрические сети (1964 г.).

ОАО "Самараэнерго" стало одной из первых энергосистем в стране, кардинально усовершенствовавших структуру управления. 16 февраля 2001 года функции генерального директора Общества были переданы «Средневолжской межрегиональной управляющей энергетической компании». Положительный опыт, существенно повлиявший на рост производственно-экономических показателей ОАО "Самараэнерго", в течение последних лет активно распространялся в других энергосистемах.

ОРГАНИЗАЦИОННАЯ СТРУКТУРА ОБЩЕСТВА


ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ
РЕВИЗИОННАЯ КОМИССИЯ
СОВЕТ ДИРЕКТОРОВ
УПРАВЛЯЮЩАЯ ОРГАНИЗАЦИЯ
(ИСПОЛНИТЕЛЬНЫЙ ОРГАН)
ИСПОЛНИТЕЛЬНАЯ ДИРЕКЦИЯ
ФИЛИАЛЫ

Общество имеет 20 филиалов, в том числе 8 - электростанции, 5 - электрические сети, а также тепловые сети, ремонтно-строительные предприятия, энергосбыт и прочие.

ОСНОВНЫЕ ПОКАЗАТЕЛИ

Установленная мощность оборудования ТЭС ОАО «Самараэнерго»

Наименование электростанций	Установленная электрическая мощность, МВт	Установленная тепловая мощность, Гкал/ч
Тольяттинская ТЭЦ	710	2497
ТЭЦ Волжского автозавода	1172	3903
Самарская ТЭЦ	440	2132
Безымянская ТЭЦ	183,7	1574
Самарская ГРЭС	53	1806,6
Новокуйбышевская ТЭЦ-1	236	1419
Новокуйбышевская ТЭЦ-2	470	1670
Сызранская ТЭЦ	255	1058,3
ТОК		500
АО "Самараэнерго"	3519,7	16559,9

Среднесписочная численность персонала списочного состава за 2003 год составила 15094 человек или около 1% экономически активного населения Самарской области.


КОНКУРС ДЕТСКОГО РИСУНКА
Алабутина Маша, 10 лет,
высоты



Рынки сбыта продукции (работ, услуг) ОАО "Самараэнерго"

ОАО "Самараэнерго" обеспечивает электроэнергией потребителей Самарской области на территории 53,6 тыс. кв. км. Энергосистема обеспечивает теплоснабжение и горячее водоснабжение промышленных и коммунальных предприятий в крупнейших городах области: региона с населением более 3 млн чел.

ОАО "АвтоВАЗ" – крупнейший потребитель электрической энергии в 4 квартале (11,7 % выручки от реализации электроэнергии). Доля в общем объёме реализации составила 10,6 %.

ЗАО "ПТС" - крупнейший потребитель тепловой энергии в 4 квартале (23,7 % выручки от реализации тепло-энергии). Доля в общем объёме реализации составила 7,5 %.

Поставщики ОАО "Самараэнерго", на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, с указанием их доли в общем объёме поставок

ООО "Самарарегионгаз" – крупнейший поставщик газа (72,6 % от общего объёма поставок газа за 2003 г.).

Основные конкуренты

На территории Самарской области, где осуществляется основная хозяйственная деятельность, ОАО "Самараэнерго" является естественным монополистом на рынке производства электрической энергии. Общества также осуществляет централизованное теплоснабжение крупных городов области (Самары, Тольятти, Сызрани, Новокуйбышевска) и имеет долю на рынке тепла более 50 %.

Отраслевые риски

Факторами, оказывающими влияние на деятельность в 2003 г., являлись:

- получение выпадающих доходов вследствие существования временного разрыва между повышением цен на основные составляющие затрат (топливо, покупная энергия с ФОРЭМ, абонентная плата РАО "ЕЭС России" и т. д.) и тарифным регулированием. В частности, с 01.07.03 г. была увеличена плата за снабженческо-сбытовые услуги, оказываемые потребителям газа (постановление ФЭК от 25.06.03 г. №49-э/16), а с 01.08.03 г. увеличена стоимость услуг газораспределительной компании, которые не были учтены при тарифном регулировании (постановление ФЭК от 30.07.03 г. №59-э/6);

- выделение регионального диспетчерского управления из состава акционерного общества, передачи ему части функций компании и рост расходов на его содержание (увеличение численности, приобретение оборудования);

- запуск с 1.12.04 г. конкурентного сектора (5-15%) оптового рынка, оплата услуг НП "АТС", запуск сектора отклонений ФОРЭМ и изменение системы оплаты за отклонения от договорного значения сальдо-перетока.

Анализ тенденций развития в сфере основной деятельности ОАО "Самараэнерго"

За период 1998-2003 г. наблюдается устойчивый рост полезного отпуска электрической энергии потребителям ОАО "Самараэнерго", в то время как по РАО "ЕЭС России" не существует устойчивых тенденций:

	1998	1999	2000	2001	2002	2003
Полезный отпуск ОАО "Самараэнерго", млрд кВтч	16,3	16,5	17,0	17,3	17,6	18,0
Полезный отпуск РАО "ЕЭС России", млрд кВтч	544,7	567,6	588,6	578	579,8	

На фоне устойчивого снижения полезного отпуска тепловой энергии в целом по РАО "ЕЭС России" полезный отпуск потребителям ОАО "Самараэнерго" в 1999-2003 гг. имел положительную динамику.

	1998	1999	2000	2001	2002	2003
Полезный отпуск ОАО "Самараэнерго", млн Гкал	24,0	22,7	23,2	24,0	23,2	23,6
Полезный отпуск РАО "ЕЭС России", млн Гкал	465,9	453,6	441,5	430	418,4	

Снижение полезного отпуска тепла в 2002 г. определялось более высокой температурой наружного воздуха в отопительный сезон и снижением потребления тепловой энергии с паром промышленными потребителями, что, главным образом, связано со снижением объемов промышленного производства по Самарской области на 2,8 % по сравнению с 2001 г. В 2003 г. тенденция роста полезного отпуска возобновилась за счет увеличения относительно прошлого года отпуска тепловой энергии в паре вследствие роста потребления тепловой энергии промышленными предприятиями.

Сравнение итогов финансово-хозяйственной деятельности ОАО "Самараэнерго" и холдинга РАО "ЕЭС России" позволяет сделать вывод о том, что на фоне стабильности результатов РАО "ЕЭС России" финансовые результаты ОАО "Самараэнерго" подвержены существенным колебаниям:

	1998	1999	2000	2001	2002	2003
Рентабельность ОАО "Самараэнерго", %	3,1	10,7	13,1	6,4	1,3	3,8
Рентабельность холдинга РАО "ЕЭС России", %	11,1	12,7	10,4	12,1	11,0	

Анализ изменения рентабельности позволяет сделать вывод о том, что значительное влияние на величину получаемой прибыли оказывают сроки тарифного регулирования.

Минимизация временного разрыва между повышением цен на основные составляющие затрат (топливо, покупная энергия с ФОРЭМ, абонентная плата РАО "ЕЭС России", материалы, услуги) и тарифным регулированием позволяет получить высокую рентабельность по итогам года.



Памурзина Анастасия, 13 лет. Энергия мечты



ПРИНЦИПЫ. ДОКУМЕНТЫ.

Миссия ОАО «Самараэнерго» заключается в бесперебойном и безаварийном энергоснабжении населения и предприятий Самарской области для обеспечения социального и производственного развития. Будучи коммерческой организацией, Общество стремится к увеличению прибыли, укрепляя при этом доверие акционеров и возможных инвесторов. В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФКЦБ России, обеспечивая таким образом защиту прав акционеров и инвесторов. Обществом соблюдается прозрачность и информационная открытость посредством регулярного освещения в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещения в ленте новостей информационных агентств сообщений о наиболее важных фактах, а также публикации на собственном Web-сайте основных документов и информационных материалов. Осуществляется контроль и оценка качества управления бизнесом, в частности, путем ежеквартального рассмотрения Советом директоров отчетов управляющей компании об эффективности управления, осуществления ежеквартальных рейтинговых оценок финансового состояния Общества по внутриведомственным стандартам.

Внутреннего документа, устанавливающего правила корпоративного поведения эмитента, ОАО «Самараэнерго» не имеет. Однако Общество соблюдает основные принципы корпоративного поведения, зафиксированные в Кодексе корпоративного поведения, рекомендованном ФКЦБ России: всем акционерам общества независимо от их доли обеспечены условия управлять обществом через участие в общих собраниях, получать дивиденды, а также полную и достоверную информацию об Обществе; Совет директоров, избранный акционерами на альтернативной основе при помощи кумулятивного голосования осуществляет стратегическое управление деятельностью общества, при этом постоянно расширяется область компетенции Совета директоров в вопросах управления обществом; исполнительный орган, функции которого переданы управляющей организации, обеспечивает эффективное руководство текущей деятельностью общества в соответствии с финансово-хозяйственным планом общества и подотчетен Совету директоров и акционерам общества; обществом соблюдается принцип своевременного раскрытия информации доступным акционерам способом; эффективное управление обществом сочетается с учетом государственных и муниципальных интересов; обеспечивается контроль за финансово-хозяйственной деятельностью общества, благодаря деятельности службы внутреннего аудита и внешнего аудитора общества, избранного общим собранием акционеров из числа кандидатур, предложенных акционерами общества.

Наряду с Уставом в Обществе действуют следующие внутренние документы, принятые общими собраниями акционеров:
Положение о порядке подготовки и проведения общего собрания акционеров ОАО «Самараэнерго»;
Положение о Ревизионной комиссии ОАО «Самараэнерго»;
Положение о порядке созыва и проведения заседаний Совета директоров;
Положение о выплате членам Совета директоров ОАО «Самараэнерго» вознаграждений и компенсаций;
Положение о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций.

ИНФОРМАЦИЯ О ЧЛЕНАХ ОРГАНОВ УПРАВЛЕНИЯ И КОНТРОЛЯ ОБЩЕСТВА

СОВЕТ ДИРЕКТОРОВ

В соответствии с Уставом общества в состав Совета директоров входит 10 членов Совета директоров. В составе Совета директоров Общества 5 независимых директоров. Действующий состав Совета директоров избран 16.06.03 г. годовым общим собранием акционеров по итогам 2002 года.

Ремезенцев Борис Федорович – Председатель Совета директоров, впервые избран на эту должность общим собранием акционеров 3.12.99 г., членом Совета директоров Общества является с 1993 года. Год рождения – 1937, гражданство – Россия, образование высшее техническое, до избрания на должность Председателя Совета директоров являлся Генеральным директором «Самараэнерго». Входит в состав исполнительных органов и советов директоров следующих компаний: САК "Энергополис" (член Совета директоров). Доля в уставном капитале Общества - 0.01%.

Аветисян Владимир Евгеньевич – член Совета директоров Общества с 1999 года. Год рождения – 1958, гражданство – Россия, образование высшее техническое, кандидат экономических наук, в настоящее время является генеральным директором управляющей организации, ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»). Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «СМУЭК» (член Совета директоров), ОАО «Авиакомпания «Самара» (член Совета директоров), ООО «Самарский деловой центр» (член наблюдательного совета), ООО «Управляющая компания холдинга «Волгопромгаз» (Председатель Правления). Доля в уставном капитале Общества - 0.003%.

Азаров Дмитрий Игоревич – член Совета директоров Общества с 2002 года. Год рождения – 1970, гражданство – Россия, образование высшее техническое и финансовое, генеральный директор ООО "Средневолжская газовая компания", генеральный директор ОАО "Самарагаз" (по совместительству). Входит в состав исполнительных органов и советов директоров следующих компаний: ООО "А-ТЕКС" (Председатель Совета директоров), Самарский областной союз газораспределительных организаций (Генеральный директор). Доли в уставном капитале Общества не имеет.

Бусс Владимир Александрович – заместитель председателя Совета директоров, член Совета директоров Общества с 2000 года. Год рождения – 1942, гражданство – Россия, образование высшее техническое, заместитель генерального директора ОАО «УК ВоГЭК». Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Мариэнерго" (Председатель Совета директоров), ОАО "Ульяновскэнерго" (Председатель Совета директоров), ОАО "Саратовэнерго" (заместитель председателя Совета директоров), ОАО «Нижегородская ГЭС» и «Фирма «АКОР» (член Советов директоров). Доля в уставном капитале Общества - 0.001%.

Васильев Сергей Вячеславович - член Совета директоров Общества с 2003 года. Год рождения - 1975, гражданство – Россия, образование высшее юридическое, начальник юридического департамента ОАО РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «Белгородэнерго», ОАО «Свердловэнерго», ОАО «Саяно-Шушенская ГЭС им. П.С.Непорожнего» и ЗАО «Юрэнерго» ЕЭС» (член Совета директоров), Некоммерческая организация «Энергетический углеродный фонд» (член Наблюдательного совета). Доли в уставном капитале Общества не имеет.

Калинин Алексей Владимирович – член Совета директоров общества с 2003 года. Год рождения – 1959, гражданство – Россия, образование высшее техническое, кандидат технических наук, соуправляющий партнер Компании "Бэринг Восток Капитал Партнерс". Доли в уставном капитале Общества не имеет.

Ким Радион Суерович – член Совета директоров Общества с 2002 года. Год рождения – 1955, гражданство – Россия, образование высшее, кандидат философских наук, начальник Департамента по работе с органами власти и общественными организациями ОАО "РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «Красноярскэнерго» и ЗАО «Юрэнерго-ЕЭС» (член Совета директоров); Межотраслевое объединение работодателей электроэнергетики (член наблюдательного совета). Доли в уставном капитале Общества не имеет.

Теплухин Павел Михайлович – член Совета директоров общества с 2002 года. Год рождения – 1964, гражданство – Россия, образование высшее, кандидат экономи-

ческих наук, Президент Управляющей компании "Тройка Диалог". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Мосэнерго" (член Совета директоров), ОАО "Торговый дом ГУМ" (член Совета директоров), ЗАО "Управляющая компания "Тройка Диалог" и ОАО "Мостотрест" (член Наблюдательного совета). Доли в уставном капитале Общества не имеет.

Чабурин Александр Александрович - член Совета директоров общества с 2003 года. Год рождения - 1959, образование высшее техническое, советник Фонда "Институт профессиональных директоров", г.Москва. Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «ВоГЭС» (г.Жигулевск), ОАО «Волгаэнергопроект-Самара», ОАО «Мариэнерго», ОАО «Мордовэнерго», ОАО «Нижновэнерго», ОАО «НижновСЭП», ОАО «Саратовэнерго» и ОАО «Ульяновскэнерго» (член Совета директоров). Доли в уставном капитале Общества не имеет.

Штыков Дмитрий Викторович - член Совета директоров общества с 2003 года. Год рождения - 1976, образование высшее юридическое, генеральный директор Фонда "Институт профессиональных директоров", г.Москва. Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «Печорская ГРЭС», ОАО «Волжская ГЭС», ОАО «Белгородэнерго», ОАО «Аутомотив Лайтинг», ОАО «Волжская ГЭС» (В), ОАО «Тулэнерго», ОАО «Курскэнерго», ОАО «Вологдаэнерго», ОАО «Орелэнерго», ОАО «Нижновэнерго», ОАО «Черепетская ГРЭС» - член Совета директоров. Доли в уставном капитале Общества не имеет.

В соответствии с действующим в обществе «Положением о выплате членам Совета директоров вознаграждений и компенсаций ОАО «Самараэнерго» в течение 2003 года членам Совета директоров было выплачено 3 343 тыс. рублей (согласно требованиям ФКЦБ РФ к ежеквартальной отчетности, указанная сумма включает зарплату, премии, комиссионные и иные имущественные представления).

РЕВИЗИОННАЯ КОМИССИЯ

В соответствии с Уставом общества в Ревизионную комиссию входит 5 человек. Действующий в настоящее время состав Ревизионной комиссии избран 16.06.03 г. годовым общим собранием акционеров по итогам 2002 года.

Ковшова Ольга Владимировна - советник по работе ревизионных комиссий Представительства «Волгаэнерго»;

Малиновская Лариса Петровна - начальник экономического управления ОАО "СМУЭК";

Медников Андрей Юрьевич - советник по работе ревизионных комиссий Представительства «Волгаэнерго»;

Смирнова Юлия Всеволодовна - главный специалист Департамента корпоративной политики ОАО РАО "ЕЭС России";

Степанов Михаил Михайлович - советник по работе ревизионных комиссий Представительства «Волгаэнерго».

В соответствии с действующим в обществе Положением о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций в течение 2003 года членам ревизионной комиссии было выплачено 170 631 рубль.

ГЕНЕРАЛЬНЫЙ ДИРЕКТОР

Решением общего собрания акционеров ОАО «Самараэнерго» от 16.02.01 г. функции единоличного исполнительного органа общества переданы управляющей организации – ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»). ОАО «СМУЭК» создано при 100%-ном участии ОАО РАО «ЕЭС России». Генеральным директором ОАО «СМУЭК» является Аветисян Владимир Евгеньевич. В Совет директоров ОАО «СМУЭК» входят:

Меламед Леонид Борисович - первый заместитель Председателя Правления РАО "ЕЭС России";

Аветисян Владимир Евгеньевич – генеральный директор ОАО «СМУЭК»;

Габдушев Марат Жамангараевич – заместитель генерального директора Представительства ОАО «РАО «ЕЭС России» «Волгаэнерго»;

Зубакин Василий Александрович - начальник Департамента экономики Холдинга и дочерних обществ ОАО «РАО «ЕЭС России»;

Костенко Владимир Иванович - начальник Департамента по оперативному контролю и координации деятельности акционерных обществ «РАО «ЕЭС России».

Оксузьян Олег Борисович - Директор по корпоративному управлению ОАО «РАО «ЕЭС России».

Фадеев Александр Николаевич - начальник Департамента экономической безопасности и режима ОАО «РАО «ЕЭС России».

В соответствии с действующим в обществе Договором № 805-УСЭ от 08 мая 2001 г. об оказании услуг по выполнению функций исполнительного органа ОАО «Самараэнерго» за 2003 год исполнительному органу было выплачено 99 млн рублей в виде вознаграждения за эффективность управления и компенсации затрат по выполнению функций единоличного исполнительного органа.

ДОЧЕРНИЕ И ЗАВИСИМЫЕ ОБЩЕСТВА

Долгосрочные финансовые вложения Общества на конец отчетного года составляют 14,964 млн руб. в виде вложений ОАО "Самараэнерго" в акции других предприятий. За 2003 год долгосрочные финансовые вложения уменьшились на 3,516 млн рублей, что связано с реализацией пакета акций Общества, находившихся на балансе, и списанием вклада в АО «Самара-банк» в связи с прекращением деятельности указанного юридического лица в связи с ликвидацией по решению суда.

Зависимые общества:

Наименование зависимого общества	Основные виды деятельности	Суммы вложений, тыс. руб	Доля в уставном капитале на 31.12.03
ЗАО «Волгаинформэнерго»	Информационные технологии	100	50
ООО «ЧОП Энергозащита»	Охранная деятельность	50	50
ОАО «Турбоэнергосервис»	Производство ГТУ	40	40
ООО «Самарский сыр»	Стр-во маслосырзавода	976,32	31,1

Дочерние общества:

Наименование дочернего общества	Основные виды деятельности	Суммы вложений, тыс. руб	Доля в уставном капитале на 31.12.03
ОАО "СамПРПЭ"	Ремонтная деятельность	150	100%
ОАО "Предприятия соц.-быт назначения"	Туристическая деятельность	150	100%
ЗАО "АКПО"	Антикор. покрытие труб	266,15	97,9
ОАО «ФТД Самараэнерго»	Торговая деятельность	51	51
ООО «Энергетическая расчетная компания»	Проведение расчетов и взаимозачетов	500	100

ИНФОРМАЦИЯ О СУЩЕСТВЕННЫХ ФАКТАХ (В СООТВЕТСТВИИ С КЛАССИФИКАЦИЕЙ ФКЦБ).

26 февраля 2003 г. состоялось заседание Совета директоров ОАО "Самараэнерго", в котором приняло участие 9 членов Совета директоров из 10. Большинством голосов независимых директоров приняты следующие решения о сделках между ОАО "Самараэнерго" и ОАО "СМУЭК", в совершении которых имеется заинтересованность:

- Одобрить заключение Договора аренды транспортного средства без экипажа между ОАО "Самараэнерго" и ОАО "СМУЭК", являющегося сделкой, в совершении которой имеется заинтересованность.

- Одобрить заключение Договора аренды имущества между ОАО "Самараэнерго" и ОАО "СМУЭК", являющегося сделкой, в совершении которой имеется заинтересованность.

- Одобрить заключение Договора аренды нежилых помещений между ОАО "Самараэнерго" и ОАО "СМУЭК", являющегося сделкой, в совершении которой имеется заинтересованность.

- Одобрить заключение Договора аренды транспортного средства с экипажем между ОАО "Самараэнерго" и ОАО "СМУЭК", являющегося сделкой, в совершении которой имеется заинтересованность.

Согласно условиям Проспекта эмиссии и Решению о выпуске документарных дисконтных облигаций ОАО "Самараэнерго" на предъявителя четвертой серии с обязательным централизованным хранением (государственный регистрационный номер выпуска 4-01-00127-А от 6.03.2000 г.) датой, на которую составляется список владельцев указанных ценных бумаг для выплаты им денежных средств при погашении, является 12 марта 2003 года, 18 часов 45 минут московского времени.

6 марта 2003 г. произошло изменение доли акций ОАО "Самараэнерго" в размере, кратном 5%, у владельца акций - The Bank of New York International Nominees (1 Wall Street, New York, N.Y. 10286 U). Доля в уставном капитале до изменения - 7,83%, после изменения - 2,98%.

6 марта 2003 г. произошло изменение доли голосов в высшем органе управления ОАО "Самараэнерго" в размере, кратном 5%, у владельца акций - The Bank of New York International Nominees (1 Wall Street, New York, N.Y. 10286 U). Доля голосов до изменения - 7,65%, после изменения - 2,09%.

Согласно условиям Проспекта эмиссии и Решения о выпуске документарных дисконтных облигаций ОАО "Самараэнерго" на предъявителя четвертой серии с обязательным централизованным хранением (государственный регистрационный номер выпуска 4-01-00127-А от 6.03.2000 г.), дата погашения указанного выпуска облигаций - **22 марта 2003 года** (фактически - 24 марта 2003 г.).

Номинальная стоимость каждой бумаги - 1000 руб., количество ценных бумаг данного выпуска - 1000000 шт., период обращения - с 22.03.2000 г. по 22.03.2003 г.. Выплата владельцам облигаций номинальной стоимости облигаций при их погашении осуществлена в денежной форме в валюте Российской Федерации Платежным агентом - ЗАО АКБ "Газбанк".

28.04.2003 г. Советом директоров ОАО "Самараэнерго" принято следующее решение:

Определить дату составления списка лиц, имеющих право на участие в годовом общем собрании акционеров Общества, - 2 мая 2003 года.

28.04.2003 г. Советом директоров ОАО "Самараэнерго" при участии в заседании 6 членов Совета директоров из 10 приняты единогласно следующие решения:

Созвать годовое общее собрание акционеров Общества в форме собрания (совместного присутствия).

Определить дату проведения годового общего собрания акционеров Общества - 16 июня 2003 г.

Определить время проведения годового общего собрания акционеров Общества - 12 часов 00 минут по местному времени.

Определить место проведения годового общего собрания акционеров Общества - г. Самара, ул. Маяковского, д.15.

Определить время начала регистрации лиц, участвующих в годовом общем собрании акционеров, - 10 часов 00 минут.

Определить, что регистрация лиц, участвующих в общем собрании, осуществляется по адресу места проведения годового общего собрания акционеров.

Утвердить следующую повестку дня годового общего собрания акционеров Общества:
1. Об утверждении годового отчета за 2002 год, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества за 2002 год;
2. О распределении прибыли и убытков Общества по результатам 2002 финансового года;
3. О выплате (объявлении) дивидендов по итогам 2002 года;
4. Об избрании членов Совета директоров Общества;
5. Об избрании членов Ревизионной комиссии Общества;
6. Об утверждении аудитора Общества;
7. О внесении изменений и дополнений в Устав Общества;
8. Об утверждении Положения о порядке подготовки и проведения общего собрания акционеров Общества в новой редакции;
9. О выплате членам Совета директоров Общества вознаграждений и компенсаций.

Определить, что владельцы привилегированных акций Общества всех типов не обладают правом голоса по всем вопросам повестки дня годового общего собрания акционеров Общества.

Определить, что бюллетени для голосования должны быть направлены заказным письмом (либо вручены под роспись) лицам, имеющим право на участие в годовом общем собрании акционеров Общества, не позднее 27 мая 2003 года.

Определить, что помимо адресов, предусмотренных действующим законодательством, заполненные бюллетени для голосования могут быть направлены по почтовому адресу регистратора Общества:

105066, Москва, ул. Ольховская, 22 - ОАО "Центральный Московский Депозитарий",

Определить, что при определении кворума и подведении итогов голосования учитываются голоса, представленные бюллетенями для голосования, полученными Обществом не позднее- 13 июня 2003 года.

Определить, что информацией (материалами), предоставляемой лицам, имеющим право на участие в годовом общем собрании акционеров Общества, является:
- годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение ревизионной комиссии по результатам проверки годовой бухгалтерской отчетности;
- годовой отчет Общества;
- заключение ревизионной комиссии о достоверности данных, содержащихся в годовом отчете Общества;
- сведения о кандидатах в Совет директоров Общества;
- сведения о кандидатах в Ревизионную комиссию Общества;
- сведения о кандидатуре аудитора Общества;
- информация о наличии либо отсутствии письменного согласия кандидатов, выдвинутых для избрания в Совет директоров Общества, Ревизионную комиссию Общества;
- проект изменений и дополнений, вносимых в Устав Общества,
- проект Положения о порядке подготовки и проведения общего собрания акционеров Общества в новой редакции;
- проект Положения о выплате членам Совета директоров Общества вознаграждений и компенсаций в новой редакции;
- рекомендации Совета директоров Общества по распределению прибыли и убытков Общества по результатам финансового года;
- рекомендации Совета директоров Общества по размеру дивиденда по акциям Общества и порядку его выплаты;
- проекты решений Общего собрания акционеров Общества.

Установить, что с указанной информацией (материалами) акционеры Общества могут ознакомиться в период с 27 мая 2003 года по 16 июня 2003 года (кроме выход-

ных и праздничных дней) с 10 часов 00 минут до 17 часов 00 минут по следующим адресам:

443100, г. Самара, ул. Маяковского, д.15, к.425- исполнительная дирекция Общества;

105066, Москва, ул. Ольховская, 22 - регистратор Общества,ОАО "Центральный Московский Депозитарий",

г. Самара, ул. Полевая, д.5, оф. 101 - Самарский региональный филиал ОАО "Центральный Московский Депозитарий".

16.06.2003 г. годовым общим собранием акционеров ОАО "Самараэнерго" по итогам 2002 года приняты следующие решения:

1. Выплатить дивиденды по обыкновенным акциям Общества по итогам 2002 года в размере 0,027786 руб. на одну обыкновенную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

2. Выплатить дивиденды по привилегированным акциям Общества по итогам 2002 года в размере 0,027786 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

Количество акций, по которым будут начисляться дивиденды:

- *обыкновенных - 3 506 860 287 шт.*,
- привилегированных - 522 144 000 шт..

16.06.2003 г. состоялось годовое общее собрание акционеров ОАО "Самараэнерго" по итогам 2002 года в форме собрания.

Место проведения собрания: г.Самара, ул.Маяковского, 15

Число голосов, которыми обладали лица, включенные в список лиц, имевших право на участие в общем собрании, - 3 505 344 858.

Общее число голосов размещенных акций, которые имели право голоса на собрании, - 3 506 860 287.

Число голосов, которыми обладали лица, принявшие участие в общем собрании, - 3 031 857 754.

Кворум собрания имеется - 86,4550%.

По первому вопросу повестки дня: Об утверждении годового отчета за 2002 год, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества за 2002 год.

Результаты голосования:

	Количество голосов	%
"ЗА"	2 875 625 673	94,8470
"ПРОТИВ"	0	0,0000
"ВОЗДЕРЖАЛСЯ"	36 918	0,0012

РЕШЕНИЕ СОБРАНИЯ:

1. Утвердить годовой отчет Общества по итогам 2001 года.

2. Утвердить годовую бухгалтерскую отчетность Общества по итогам 2001 года.

3. Утвердить отчет о прибылях и убытках Общества по итогам 2001 года.

По второму вопросу повестки дня: О распределении прибыли (убытков) Общества по результатам финансового года.

Результаты голосования:

	Количество голосов	%
"ЗА"	3 031 533 872	99,9893
"ПРОТИВ"	20 678	0,0007
"ВОЗДЕРЖАЛСЯ"	3 731	0,0001

РЕШЕНИЕ СОБРАНИЯ:

Утвердить следующее распределение прибыли (убытков) Общества за 2002 финансовый год:

		(тыс. руб.)
Нераспределенная прибыль (убыток) отчетного периода		117 843
распределить на:	Резервный фонд	5 893
	Фонд накопления	-
	Дивиденды	111 950

По третьему вопросу повестки дня собрания: О выплате (объявлении) дивидендов по итогам 2002 года.

Результаты голосования:

	Количество голосов	%
"ЗА"	3 031 240 936	99,9797
"ПРОТИВ"	333 690	0,0110
"ВОЗДЕРЖАЛСЯ"	11 697	0,0004

РЕШЕНИЕ СОБРАНИЯ:

1. Выплатить дивиденды по обыкновенным акциям Общества по итогам 2002 года в размере 0,027786 руб. на одну обыкновенную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

2. *Выплатить дивиденды по привилегированным акциям Общества по итогам 2002* года в размере 0,027786 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

По четвертому вопросу повестки дня собрания: Об избрании членов Совета директоров Общества.

Результаты голосования:

№	ФИО КАНДИДАТА	Кол-во голосов	%
1	Теплухин Павел Михайлович	3924736733	12,9450
2	Азаров Дмитрий Игоревич	3689904430	12,1704
3	Ремезенцев Борис Федорович	2937812806	9,6898
4	Васильев Сергей Вячеславович	2849779303	9,3994
5	Аветисян Владимир Евгеньевич	2845273780	9,3846
6	Ким Радион Суерович	2843858283	9,3799
7	Штыков Дмитрий Викторович	2843534975	9,3789
8	Бусс Владимир Александрович	2807766675	9,2609
9	Чабурин Александр Александрович	2792039735	9,2090
10	Калинин Алексей Владимирович	2685749152	8,8584
11	Никонов Василий Владиславович	11032930	0,0364
12	Пшеничная Галина Анатольевна	8282817	0,0273
13	Быханов Евгений Николаевич	2417105	0,0080
14	Козлов Роман Анатольевич	2415037	0,0080
15	Костяшкин Андрей Анатольевич	2150510	0,0071
	ПРОТИВ всех кандидатов	0	0,0000
	ВОЗДЕРЖАЛСЯ по всем кандидатам	0	0,0000

РЕШЕНИЕ СОБРАНИЯ:

Избрать Совет директоров Общества в следующем составе: Аветисян Владимир Евгеньевич, Азаров Дмитрий Игоревич, Бусс Владимир Александрович, Васильев Сергей Вячеславович, Калинин Алексей Владимирович, Ким Радион Суерович, Ремезенцев Борис Федорович, Теплухин Павел Михайлович, Чабурин Александр Александрович, Штыков Дмитрий Викторович.

По пятому вопросу повестки дня собрания: Об избрании членов ревизионной комиссии Общества.

Результаты голосования:

№	Ф.И.О. кандидата	ЗА голосов	%	ПРОТИВ голосов	ВОЗДЕРЖ. голосов	недейств. голосов
1.	Ковшова Ольга Владимировна	3026906627	99,8367	9100	7532	3983
2.	Медников Андрей Юрьевич	3026893915	99,8363	18200	11144	3983
3.	Степанов Михаил Михайлович	3026888105	99,8361	9191	14784	15162
4.	Малиновская Лариса Петровна	3026875596	99,8357	3731	47572	343
5.	Смирнова Юлия Всеволодовна	3026866496	99,8354	9191	47572	3983

РЕШЕНИЕ СОБРАНИЯ:

Избрать Ревизионную комиссию Общества в следующем составе: Ковшова Ольга Владимировна, Малиновская Лариса Петровна, Медников Андрей Юрьевич, Смирнова Юлия Всеволодовна, Степанов Михаил Михайлович.

По шестому вопросу повестки дня: Об утверждении аудитора Общества.

Результаты голосования:

	Количество голосов	%
"ЗА"	3 026 526 156	99,8241
"ПРОТИВ"	399 063	0,0132
"ВОЗДЕРЖАЛСЯ"	97 755	0,0032

РЕШЕНИЕ СОБРАНИЯ:

Утвердить аудитором Общества компанию "MOORE STEPHENS" ("МУР СТИВЕНС"), г.Лондон.

По седьмому вопросу повестки дня: О внесении изменений и дополнений в Устав Общества.

По п.1 вопроса 7:

Результаты голосования:

	Количество голосов	%
"ЗА"	2 036 901 904	67,1833
"ПРОТИВ"	989 686 076	32,6429
"ВОЗДЕРЖАЛСЯ"	83 720	0,0028

РЕШЕНИЕ СОБРАНИЯ:

На основании итогов голосования по вопросу повестки дня №7 "О внесении изменений и дополнений в Устав Общества" по п.1 НЕ ПРИНЯТО.

По п.2 вопроса 7:

Результаты голосования:

	Количество голосов	%
"ЗА"	3 025 791 703	99,7999
"ПРОТИВ"	5 805 029	0,1915
"ВОЗДЕРЖАЛСЯ"	31 164	0,0010

РЕШЕНИЕ СОБРАНИЯ:

На основании итогов голосования по вопросу повестки дня №7 п.2 принято решение внести в Устав Общества следующие изменения и дополнения:

Пункты 18.8, 18.9 Статьи 18 "Заседания Совета директоров Общества" изложить в следующей редакции:

"18.8. Решение Совета директоров Общества по вопросу об одобрении крупной сделки принимается единогласно всеми членами Совета директоров.

Решения Совета директоров Общества принимаются большинством в три четверти голосов членов Совета директоров Общества от их общего количества по следующим вопросам:

- о приостановлении полномочий управляющей организации (управляющего) и о назначении исполняющего обязанности Генерального директора Общества;

- о созыве внеочередного Общего собрания акционеров Общества в случаях, предусмотренных пунктами 19.14., 19.15. статьи 19 настоящего Устава;

- по вопросам, предусмотренным подпунктами 20, 21, 36-42 пункта 15.1. статьи 15 настоящего Устава.

Решение об одобрении сделки, в совершении которой имеется заинтересованность, принимается Советом директоров Общества большинством голосов независимых директоров, не заинтересованных в ее совершении.

18.9. При принятии Советом директоров Общества решений, предусмотренных пунктом 18.8. Устава, не учитываются голоса выбывших членов Совета директоров.

По восьмому вопросу повестки дня: Об утверждении Положения о порядке подготовки и проведения общего собрания акционеров Общества в новой редакции.

Результаты голосования:

	Количество голосов	%
"ЗА"	3 028 282 025	99,8821
"ПРОТИВ"	3 010 920	0,0993
"ВОЗДЕРЖАЛСЯ"	336 988	0,0111

РЕШЕНИЕ СОБРАНИЯ:

Утвердить Положение о порядке подготовки и проведения Общего Собрания акционеров Общества в новой редакции.

По девятому вопросу повестки дня: О выплате членам Совета директоров Общества вознаграждений и компенсаций.

Результаты голосования:

	Количество голосов	%
"ЗА"	2 995 806 529	98,8109
"ПРОТИВ"	31 549	0,0010
"ВОЗДЕРЖАЛСЯ"	35 786 465	1,1803

РЕШЕНИЕ СОБРАНИЯ:

Утвердить Положение о выплате членам Совета директоров Общества вознаграждений и компенсаций в новой редакции.

30.06.2003 г. состоялось заседание Совета директоров ОАО "Самараэнерго" в заочной форме, в котором приняло участие 9 членов Совета директоров из 10. Приняты следующие решения о заключении сделок, в совершении которых имеется заинтересованность:

Одобрить заключение договора аренды ОАО "СО-ЦДУ ЕЭС" недвижимого имущества ОАО "Самараэнерго", являющегося сделкой, в совершении которой имеется заинтересованность, в том числе следующие существенные условия:

Арендодатель - ОАО "Самараэнерго"

Арендатор - ОАО "СО-ЦДУ ЕЭС"

Существенные условия:

- Срок аренды имущества устанавливается с 00-00 часов 1 июля 2003 года до 24-00 часов 31 декабря 2003 года.

- Имущество передается в аренду с целью организации оперативно-диспетчерского управления на территории Самарской области.

- Передача имущества в аренду производится с 00.00 часов 1 июля 2003 г.

- Арендная плата перечисляется ежемесячно не позднее 21-го числа текущего месяца.

- Арендатор, надлежащим образом исполнявший свои обязанности, по истечении срока договора имеет при прочих равных условиях преимущественное перед другими лицами право на заключение договора аренды на новый срок. Арендатор обязан письменно уведомить Арендодателя о желании заключить договор аренды за 20 (двадцать) дней до окончания срока действия настоящего Договора.

При заключении договора аренды на новый срок условия договора могут быть изменены по соглашению сторон.

Если Арендатор продолжает пользоваться имуществом после истечения срока договора при отсутствии возражений со стороны Арендодателя, договор считается возобновленным на тех же условиях на неопределенный срок.

- Арендатор обязан производить текущий и косметический ремонт недвижимого имущества.

- Арендатор получает право собственности на все доходы, полученные им в результате использования арендуемого имущества.

- Арендная плата не включает в себя оплату за:
- горячее и холодное водоснабжение и канализацию;
- отопление;
- эксплуатационные расходы;
- энергоснабжение;
- услуги телефонной связи.

Компенсация расходов за коммунальные услуги производится на основании отдельно выставляемых счетов. Размер компенсации коммунальных услуг рассчитывается исходя из суммы счета за эти услуги, предъявленного коммунальными службами, пропорционально занимаемым Арендатором площадям.

Компенсация стоимости услуг телефонной связи должна производиться по факту на основании счета телефонного узла.

Размер арендной платы за имущество ОАО "Самараэнерго", передаваемое в аренду ОАО "СО-ЦДУ ЕЭС", составляет 217 800 (Двести семнадцать тысяч восемьсот) рублей в месяц (в том числе НДС).

Одобрить заключение договора аренды ОАО "СО-ЦДУ ЕЭС" движимого имущества ОАО "Самараэнерго", являющегося сделкой, в совершении которой имеется заинтересованность, в том числе следующие существенные условия:

Арендодатель - ОАО "Самараэнерго"

Арендатор - ОАО "СО-ЦДУ ЕЭС"

Существенные условия:

- Срок аренды имущества устанавливается с 00-00 часов 1 июля 2003 года до 24-00 часов 31 декабря 2003 года.

- Имущество передается в аренду с целью организации оперативно-диспетчерского управления на территории Самарской области.

- Передача имущества в аренду производится с 00.00 часов 1 июля 2003 г..

- Арендная плата перечисляется ежемесячно не позднее 21-го числа текущего месяца.

- Арендатор, надлежащим образом исполнявший свои обязанности, по истечении срока договора имеет при прочих равных условиях преимущественное перед другими лицами право на заключение договора аренды на новый срок. Арендатор обязан письменно уведомить Арендодателя о желании заключить договор аренды за 20 (двадцать) дней до окончания срока действия настоящего Договора.

При заключении договора аренды на новый срок условия договора могут быть изменены по соглашению сторон.

Если Арендатор продолжает пользоваться имуществом после истечения срока договора при отсутствии возражений со стороны Арендодателя, договор считается возобновленным на тех же условиях на неопределенный срок.

Арендатор получает право собственности на все доходы, полученные им в результате использования арендуемого имущества

Размер арендной платы за имущество ОАО "Самараэнерго", передаваемое в аренду ОАО "СО-ЦДУ ЕЭС", составляет 169 300 (Сто шестьдесят девять тысяч триста) рублей в месяц (в том числе НДС).

Одобрить заключение договора об оказании ОАО "Самараэнерго" возмездных услуг по оперативно-диспетчерскому управлению, заключаемого с филиалом ОАО "СО-ЦДУ ЕЭС" - "Самарское РДУ", являющегося сделкой, в совершении которой имеется заинтересованность, в том числе следующие существенные условия:

Заказчик - ОАО "Самараэнерго"

Исполнитель - ОАО "СО-ЦДУ ЕЭС"

Предмет договора:

Исполнитель оказывает Заказчику услуги по координации технологического процесса производства, передачи и распределения электрической энергии и мощности.

Цена договора:

Стоимость услуг 3 351 600 (Три миллиона триста пятьдесят одна тысяча шестьсот) рублей в месяц (в том числе НДС).

Иные существенные условия договора:

Договор вступает в силу с 00-00 часов 1 июля 2003 года и действует до 24-00 часов 31 декабря 2003 года и до полного расчета между сторонами.

Действие Договора считается продленным на 3 месяца на аналогичных условиях, если ни одна из Сторон не менее чем за 15 дней до истечения срока действия Договора не представила другой Стороне письменное заявление о прекращении Договора по окончании срока действия.

Все указанные решения приняты в результате голосования "за" - 8 членов Совета директоров, "против" - 1.

11 сентября 2003 года ОАО "Самараэнерго" завершило перечисление денежных средств для выплаты дивидендов по итогам 2002 года по привилегированным и обыкновенным акциям.

Решение о выплате дивидендов в размере 0,027786 руб. на одну привилегированную и обыкновенную акцию было принято 16 июня 2003 года общим годовым собранием акционеров ОАО "Самараэнерго" по итогам 2002 года.

Собрание установило срок выплаты дивидендов по обыкновенным и привилегированным акциям - в течение 60 дней со дня принятия решения о выплате дивидендов.

Общее количество акций, на которые производилось начисление дивидендов:

3 506 860 287 шт. обыкновенных акций и 522 144 000 шт. привилегированных акций.

Дивиденды по акциям ОАО "Самараэнерго" за 2002 год выплачены денежными средствами из прибыли отчетного года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы – Открытое акционерное общество энергетики и электрификации "Самараэнерго»

2. Место нахождения эмитента - Россия, 443100, г.Самара, ул.Маяковского, 15

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика - 6315222985

4. Уникальный код эмитента, присваиваемый регистрирующим органом – 00127-А

5. Код существенного факта – 0800127А31102003

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах – http://www.samaraenergo.ru

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах, - «Самарские известия», «Приложение к Вестнику ФКЦБ России».

8. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг - обыкновенные именные бездокументарные акции

9. Цель, для которой составляется список владельцев именных ценных бумаг, - проведение внеочередного общего собрания акционеров.

10. Дата, на которую составляется список владельцев именных ценных бумаг, - 31 октября 2003 года.

11. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка расчетным путем без принятия отдельного решения о дате составления списка – 31 октября 2003 года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы – Открытое акционерное общество энергетики и электрификации "Самараэнерго»

2. Место нахождения эмитента - Россия, 443100, г.Самара, ул.Маяковского, 15

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика - 6315222985

4. Уникальный код эмитента, присваиваемый регистрирующим органом – 00127-А

5. Код существенного факта – 1000127А17122003

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах – http://www.samaraenergo.ru

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах, - «Самарские известия», «Приложение к Вестнику ФКЦБ России».

8. Вид общего собрания (годовое, внеочередное) - внеочередное

9. Форма проведения общего собрания – заочное голосование.

10. Дата и место проведения собрания – окончание приема заполненных бюллетеней 15 декабря 2003 года.

11. Кворум общего собрания – 87,2761%.

12. Вопросы, поставленные на голосование, и итоги голосования по ним – Вопрос №1 повестки дня: «Об увеличении уставного капитала Общества путем размещения дополнительных акций». Итоги голосования: «ЗА» - 3 019 675 001 (98,6612%), «ПРОТИВ» - 4 492 893 (0,1468%), «ВОЗДЕРЖАЛСЯ» - 35 071 644 (1,1459%), недействительно – 1 412 639.

13. Формулировки решений, принятых общим собранием, - Увеличить уставный капитал ОАО «Самараэнерго» путем размещения дополнительных обыкновенных именных бездокументарных акций в количестве 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) штук номинальной стоимостью 1 (один) рубль каждая на общую сумму 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) рублей.

Способ размещения акций – конвертация в акции конвертируемых облигаций ОАО «Самараэнерго» (номер государственной регистрации выпуска 42-2-9 от 10.01.96 г.).

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ВЫПУСКЕ ЭМИТЕНТОМ ЦЕННЫХ БУМАГ»

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы – Открытое акционерное общество энергетики и электрификации «Самараэнерго»

2. Место нахождения эмитента - Россия, 443100, г.Самара, ул.Маяковского, 15

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика - 6315222985

4. Уникальный код эмитента, присваиваемый регистрирующим органом – 00127-А

5. Код существенного факта – 0500127А17122003

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах – http://www.samaraenergo.ru

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах, - «Самарские известия», «Приложение к Вестнику ФКЦБ России».

8. Сведения о принятии решения о размещении ценных бумаг:

- обыкновенные именные бездокументарные акции
- в количестве 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) штук номинальной стоимостью 1 (один) рубль каждая на общую сумму 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) рублей
- способ размещения акций – конвертация в акции конвертируемых облигаций ОАО «Самараэнерго» (номер государственной регистрации выпуска 42-2-9 от 10.01.96 г.)
- эмитент принимает на себя обязанности раскрывать информацию после каждого этапа эмиссии ценных бумаг
- решение о размещении ценных бумаг принято внеочередным общим собранием акционеров ОАО «Самараэнерго» 15 декабря 2003 года
- протокол собрания акционеров №2003-1в составлен 17 декабря 2003 года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
«СВЕДЕНИЯ О ПРИНЯТИИ УПОЛНОМОЧЕННЫМ ОРГАНОМ ЭМИТЕНТА РЕШЕНИЯ О ВЫПУСКЕ ЭМИССИОННЫХ ЦЕННЫХ БУМАГ»

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы – Открытое акционерное общество энергетики и электрификации «Самараэнерго»

2. Место нахождения эмитента - Россия, 443100, г.Самара, ул.Маяковского, 15

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика - 6315222985

4. Уникальный код эмитента, присваиваемый регистрирующим органом – 00127-А

5. Код существенного факта – 1100127А29122003

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах – http://www.samaraenergo.ru

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах, - «Самарские известия», «Приложение к Вестнику ФКЦБ России».

8. Орган управления эмитента, принявший решение об утверждении Решения о дополнительном выпуске ценных бумаг: Совет директоров ОАО «Самараэнерго».

9. Дата проведения заседания Совета директоров ОАО «Самараэнерго», на котором принято решение об утверждении Решения о дополнительном выпуске ценных бумаг: 25 декабря 2003 года.

10. Дата составления и номер протокола заседания Совета директоров, на котором принято решение об утверждении Решения о дополнительном выпуске ценных бумаг: 29 декабря 2003 года, протокол №14/123.

11. Вид, категория (тип), серия и иные идентификационные признаки размещаемых ценных бумаг: обыкновенные, именные, бездокументарные акции.

12. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) штук номинальной стоимостью 1 (один) рубль каждая на общую сумму 59 850 000 (пятьдесят девять миллионов восемьсот пятьдесят тысяч) рублей.

13. Способ размещения ценных бумаг: конвертация в акции конвертируемых облигаций ОАО «Самараэнерго» (номер государственной регистрации выпуска 42-2-9 от 10.01.96 г.).

14. Цена размещения ценных бумаг или порядок ее определения: конвертация Облигаций в Акции производится в соответствии с коэффициентом конвертации, который составляет 15(Пятнадцать) обыкновенных акций за одну конвертируемую облигацию.

15. Срок (даты начала и окончания) размещения ценных бумаг или порядок его определения: Конвертация Облигаций в Акции производится на 45 (сорок пятый) день, следующий за датой государственной регистрации выпуска Акций, на основании письменных заявлений владельцев облигаций.

Если дата конвертации приходится на выходной (праздничный) день, то такой датой считается первый рабочий день, следующий за выходным (праздничным) днем.

16. Иные условия размещения ценных бумаг:

Облигации погашаются по желанию владельцев:

- путем выкупа облигаций у владельца;
- путем конвертации облигаций в обыкновенные акции ОАО «Самараэнерго».

В течение 5(пяти) дней с момента государственной регистрации настоящего выпуска акций и не позднее чем за 30 дней до даты конвертации (выкупа) Общество публикует в газете «Самарские известия» информацию о государственной регистрации настоящего выпуска акций, порядке погашения облигаций, включая дату конвертации (выкупа).

Владелец Облигаций вправе в период, начиная с момента раскрытия информации о государственной регистрации настоящего выпуска акций в газете «Самарские известия», и не позднее чем за 7 (Семь) дней до даты конвертации предъявить облигации к конвертации (выкупу) путем направления заявления.

Заявления с требованием конвертации (выкупа) Облигаций направляются в адрес Регистратора Общества - ОАО "Центральный Московский Депозитарий". Форма заявления доводится до сведения владельцев Облигаций путем публикации в газете «Самарские известия».

Адрес, по которому подаются заявления с требованием выкупа Облигаций:

443100, г. Самара, ул. Полевая 5.

105066, г. Москва, ул. Ольховская, 22.

В целях защиты прав и интересов владельцев Облигаций в дату конвертации владельцам Облигаций, не предъявившим заявления с требованием конвертации (выкупа) Облигаций, по данным реестра на день конвертации производится конвертация Облигаций в Акции.

17. Эмитент принимает на себя обязанности раскрывать информацию после каждого этапа эмиссии ценных бумаг.

АКЦИИ ОБЩЕСТВА

ОАО «Самараэнерго» размещено 4 029 004 287 акций номинальной стоимостью 1 рубль каждая, в том числе 3 506 860 287 обыкновенных и 522 144 000 привилегированных именных бездокументарных акций, которым после объединения дополнительных выпусков эмиссионных ценных бумаг, предпринятого ФКЦБ России 4.07.2003 г., присвоены государственные регистрационные номера 1-01-00127-А и 2-01-00127-А соответственно.

ИТОГО:	обыкновенные	3 506 860 287
	привилегированные	522 144 000

06 февраля 2004 года зарегистрирован выпуск обыкновенных акций Общества, номер государственной регистрации 1-01-0127-А-003D, размещенных путем конвертации в них именных конвертируемых бездокументарных дисконтных облигаций Общества, номер государственной регистрации выпуска 42-2-9, в количестве 59 850 000 штук, 22 марта 2004 года при проведении погашения указанного выпуска облигаций фактически размещено 59 725 425 штук.

В 2003 году погашены облигации Общества выпуска 4-01-00127-А от 6.03.2000 г. объемом 1 млрд руб.

С февраля 1998 года компания является участником программы The Bank of New York по выпуску американских депозитарных расписок первого уровня на обыкновенные и привилегированные акции ОАО «Самараэнерго».

Обыкновенные и привилегированные акции компании торгуются на Фондовой бирже РТС, а также включены в котировальный лист первого уровня ММВБ.

Акционерный капитал ОАО «Самараэнерго» распределен между группами акционеров следующим образом:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на:	
	31.12.2002	31.12.2003
ОАО "РАО "ЕЭС России"	49%	49%
Юридические лица и номинальные держатели	37,3%	38,7%
Физические лица	13,7%	12,3%
Федеральная собственность	-	-
Собственность субъекта РФ	-	-

Собственные акции Обществом в течение 2003 года не приобретались.

Зарегистрированные в реестре акционеров лица, чья доля в уставном капитале Общества превышает 5%:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на:	
	31.12.2002	31.12.2003
ОАО "РАО "ЕЭС России"	49%	49%
ЗАО "Самарский кредит" - номинальный держатель	14,04%	11,84%
ЗАО "Депозитарно-Клиринговая Компания"	13,63%	22,89%
ИНГ Депозитарий	7,88%	<5%
ЗАО КБ "Газбанк"	<5%	5,04%

Акционерный капитал ОАО "Самараэнерго" на 31.12.2002 г.


Физические лица 13,7%
Юридические лица и номинальные держатели 37,3%
ОАО "РАО ЕЭС России" 49%

Акционерный капитал ОАО "Самараэнерго" на 31.12.2003 г.


Юридические лица и номинальные держатели 38,7%
Физические лица 12,3%
ОАО "РАО "ЕЭС России" 49%

Динамика цен на акции ОАО «Самараэнерго» в 2003 году, по данным РТС:

	1 кв. 2003	2 кв. 2003	3 кв. 2003	4 кв. 2003
Цена обык. акции, руб.	1,25	1,44	1,46	2,03
Цена прив. акции, руб.	0,66	0,67	1,10	1,59
Кап-я, млн руб.	4 716	5 384	5 687	7 939
Технический индекс РТС, пунктов	362	502	566	567


Цена, руб
2.5
2.0
1.5
1.0
0.5
0.0
0.66
1.25
067
1.44
1.10
1.46
1.59
2.03
1 кв. 2003
2 кв. 2003
3 кв. 2003
4 кв. 2003
Цена обыкн. акции
Цена прив. акции



Коломыцева Мария, 12 лет. Энергия воды

Структура и объем выработки электроэнергии и мощности в разбивке по генерирующим мощностям за последние 3 года с указанием нагрузки и резерва мощности.

Структура рабочей мощности



800
700
600
500
400
300
200
100
0
2001
2002
2003
ТоТЭЦ
НкТЭЦ-2
ТЭЦ ВАЗа
СамТЭЦ
НкТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС
Резерв
Нагрузка

Структура рабочей мощности

	2001		2002		2003	
	нагрузка	резерв	нагрузка	резерв	нагрузка	резерв
ТоТЭЦ	345,1	49,5	332,0	60,0	348,9	31,4
НкТЭЦ-2	121,0	54,1	121,8	66,2	124	51,3
ТЭЦ ВАЗа	673,3	126,7	639,8	118,2	673,3	75,0
СамТЭЦ	262,5	4,5	263,4	4,4	276,4	6,8
НкТЭЦ-1	52,4	3,9	57,4	10,0	57,7	8,1
БТЭЦ	93,3	16,8	90,0	15,2	108,6	8,9
СТЭЦ	111,7	12,8	88,7	16,5	105,2	13,9
СГРЭС	22,9	0,2	22,4	0,0	22,8	0,3
АО-энерго	1682,2	268,5	1615,5	290,5	1716,9	195,7

По сравнению с 2002 г. доля резерва в структуре рабочей мощности в 2003 г. снизилась с 15,2 % до 10,2 %.



100
80
60
40
20
% 0
Резерв
Нагрузка

Объем и структура выработки электроэнергии ТЭС АО-энерго приведены в табл. 4.1.3 и на рис. 4.1.4.

Объем и структура выработки электроэнергии по генерирующим мощностям

	2001		2002		2003	
	Выработка, млн кВтч	% от выработки АО-энерго	Выработка, млн кВтч	% от выработки АО-энерго	Выработка, млн кВтч	% от выработки АО-энерго
ТоТЭЦ	2911,3	21,1	2844,9	21,1	2944,3	21,0
НкТЭЦ-2	1013,2	7,3	1017,2	7,5	985,1	7,0
ТЭЦ ВАЗа	5340,8	38,6	5200,4	38,5	5358,1	38,3
СамТЭЦ	2190,2	15,8	2244,3	16,6	2274,4	16,2
НкТЭЦ-1	459,6	3,3	498,3	3,7	489,2	3,5
БТЭЦ	795,1	5,8	769,8	5,7	925,5	6,6
СТЭЦ	908,2	6,6	732,5	5,4	832,2	5,9
СамГРЭС	200,2	1,4	195,8	1,5	198,3	1,4
АО-энерго	13818,6	100,0	13503,2	100,0	14007,1	100,0

Выработка ТЭС АО-энерго, млн кВТч



млн. кВТч
6000
5000
4000
3000
2000
1000
0
2911.3
2844.9
2944.3
1013.2
1017.2
985.1
5340.8
5200.4
5358.1
2190.2
2244.3
2274.4
459.6
498.3
489.2
795.1
769.8
925.5
908.2
732.5
832.2
200.2
195.8
198.3
ТоТЭЦ
НкТЭЦ-2
ТЭЦ ВАЗа
СамТЭЦ
НкТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС
2001 г.
2002 г.
2003 г.

Выработка ТЭС АО-энерго, %



ToTЭЦ 21.1 21.1 21.0
НкТЭЦ-2 7.3 7.5 7.0
ТЭЦ ВАЗа 38.6 38.5 38.3
СамТЭЦ 15.8 16.6 16.2
НкТЭЦ-1 3.3 3.7 3.5
БТЭЦ 5.8 5.7 6.6
СТЭЦ 6.6 5.4 5.9
СГРЭС 1.4 1.5 1.4
2001 г.
2002 г.
2003 г.

Структура выработки АО "Самараэнерго", млн кВтч



млн. кВТч
5812,6
5347,7
5612,9
8193,6
8156,6
8384,4
по конд. циклу
по теплофик. циклу
2001
2002
2003

Рост выработки электроэнергии в 2003 г. по отношению к 2002 г. определяется ростом как теплофикационной, так конденсационной составляющей (рис. 4.1.5, 4.1.6).

Структура выработки АО "Самараэнерго", %



41.5
39.6
40.1
58.5
60.4
59.9
2001
2002
2003
по конд. циклу
по теплофик. циклу

ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ЭЛЕКТРО- И ТЕПЛОЭНЕРГИИ ЗА ПОСЛЕДНИЕ 3 ГОДА

В период с 2001 по 2003 год наблюдается рост полезного отпуска электрической энергии (в общей сложности на 3,7%). В 2003 г. рост полезного отпуска составил 2,3%, что определяется увеличением потребления электроэнергии по прочим потребителям. Рост по группе «прочие потребители» определяется в основном увеличением потребления промышленными потребителями (на 2,6%) и оптовыми потребителями-перепродавцами (на 4,5%). В 2002 г. рост полезного отпуска электрической энергии (на 1,4%) определяется, главным образом, увеличением потребления электроэнергии оптовыми потребителями-перепродавцами (на 7,4%).

Полезный отпуск тепловой энергии в 2003 г. составил 23576,8 тыс. Гкал. При этом рост относительно 2002 г. определялся, главным образом, увеличением потребления пара промышленными потребителями. Снижение полезного отпуска тепловой энергии в 2002 г. определяется снижением потребления тепла как с горячей водой, так и с паром. Снижение потребления тепла с горячей водой объясняется *значительным повышением (в среднем на 4,9 °С)* температуры наружного воздуха в отопительный период в первой половине года. Снижение потребления пара обусловлено уменьшением в 2002 г. объемов промышленного производства по Самарской области на 2,8%.

Полезный отпуск электро- и теплоэнергии за 2001-2003 гг.



24042.5
17968.2
17.568.0
23576.8
17330.5
23153.6
2001
2002
2003
Полезный отпуск теплоэнергии, тыс. Гкал
Полезный отпуск электроэнергии, млн кВтч

ОТПУСК ЭНЕРГИИ НА ФОРЭМ, ДИНАМИКА ОБЪЁМОВ СОБСТВЕННОЙ ВЫРАБОТКИ И ОБЪЁМОВ ПОКУПНОЙ ЭЛЕКТРОЭНЕРГИИ ЗА ТРИ ПОСЛЕДНИЕ ГОДА.


Динамика объемов собственной выработки и покупной энергии
8000
7500
7000
6500
6000
5500
5000
14100
14000
13900
13800
13700
13600
13500
13400
13300
13200
2001
2002
2003
Покупная электроэнергия (для договоров), млн кВтч
Выработка электроэнергии (ТЭС), млн кВтч

В период с 2001 по 2003 год выработка собственных ТЭС АО «Самараэнерго» увеличилась с 13818,6 млн кВтч до 14007,1 млн кВтч, с падением в 2002 г. до уровня 13502,2 млн кВтч. Объём покупной энергии в 2003 г. снижен по сравнению с 2002 г. на 110,9 (1,5 %). Увеличение объемов выработки электроэнергии опережает снижение покупной электроэнергии за счет увеличения полезного отпуска электроэнергии собственным потребителям АО «Самараэнерго» в 2003 г. по сравнению с 2002 г. на 431,2 млн кВтч (2,5%).



Филиппова Катя, 12 лет. Энергия города



Динамика товарного отпуска и реализации энергии за последние 3 года, в том числе динамика абонентской задолженности

Объем продаж и реализации энергии в 2000-2003 гг.



25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
тыс. руб.
105.5%
104.0%
101.7%
100.0%
10 664 209
11 251 408
13 239 366
13 774 016
17 413 217
17 708 763
23 471 552
23 471 819
2000 г.
2001 г.
2002 г.
2003 г.

Динамика дебиторской абонентской задолженности в 2000-2004 гг.



3000000
2500000
2000000
1500000
1000000
500000
0
тыс. руб.
2 505 027
1 917 824
1 383 179
1 087 633
1 017 819
2000 г.
2001 г.
2002 г.
2003 г.
2004 г.

Динамика изменения структуры реализации энергии (взаимозачеты, векселя, денежные средства) за последние 3 года

Уровень оплаты отпущенной абонентам электрической и тепловой энергии, в том числе денежными средствами в 2000-2003 г.



120
100
80
60
40
20
0
%.
105.5%
90.5%
104.0%
104.0%
101.7%
101.7%
100.0%
100.0%
2000 г.
2001 г.
2002 г.
2003 г.

Структура полезного отпуска электроэнергии и структура абонентской задолженности по отраслям промышленности.

Структура объема продаж электроэнергии по группам потребителей на 01.01.2004 г.



Прочие отрасли 5.09%
Промышленность 63.78%
Население 0.86%
ЖКХ 15.39%
Строительство 0.79%
Транспорт и связь 11.84%
Сельское хозяйство 2.23%
Лесное хозяйство 0.20%

Структура абонентской дебиторской задолженности за электрическую и тепловую энергию по группам потребителей на 01.01.2004 г.



Промышленность 34.79%
Сельское хозяйство 16.11%
Лесное хозяйство 0.05%
Транспорт и связь 2.16%
Строительство 2.40%
ЖКХ 24.48%
Население 0.19%
Прочие отрасли 19.81%

Динамика изменения тарифов по датам введения тарифа (графическое и текстовое представление)

В 2003 г. тарифы на электрическую и тепловую энергию регулировались решениями РЭК Самарской области №3 и №4 от 21.01.03 г.

Расчёт тарифов на электрическую и тепловую энергию выполнен в соответствии с:

"Основами ценообразования в отношении электрической и тепловой энергии в Российской Федерации", утверждёнными постановлением Правительства РФ № 226 от 02.04.02 г.;

"Методическими указаниями по расчёту регулируемых тарифов и цен на электрическую (тепловую) энергию на розничном (потребительском) рынке", утвержденными постановлением ФЭК РФ № 49–э/8 от 31.07.02 г.

Изменение тарифов на электрическую и тепловую энергию по группам потребителей представлено в табл. 1, 2.

Таблица 1. **Тарифы на электроэнергию**

	Уровень напряжения	Тарифы, утверждённые Решением РЭК №17 от 30.07.02 г.	Тарифы, утверждённые Решением РЭК №4 от 21.01.03 г.		Отклонение	
					руб.	%
Базовые потребители, в том числе	ВН	740	730		-10	-1,4
ОАО "АвтоВАЗ" ООО "Тольяттикаучук" ОАО "СМЗ" ОАО "КуйбышевАзот" ОАО "НкНПЗ"	ВН	740	730		-10	-1,4
Население городское	Действующие с 03.02.03 г.	700	До 350 кВтч/мес 990*	Свыше 350 кВтч/мес 1230*	290	41,4
Население сельское	Действующие с 03.02.03 г.	500	До 350 кВтч/мес 690*	Свыше 350 кВтч/мес 860*	190	38,0
Учреждения, финансируемые из бюджетов различных уровней	Действующие с 01.01.03 г.	720**	1020***		300	41,7
Прочие потребители	ВН	740	746		6	0,8
	СН	990	1109		119	12,0
	НН	1020	1623		603	59,1
Средний тариф ОАО "Самараэнерго"		659	775		116	17,6

* тарифы, включающие НДС. ** утверждены Решением РЭК №10от 26.02.02 г. *** утверждены Решением РЭК №17от 30.07.02 г.

Наибольшие темпы прироста тарифов на электрическую энергию наблюдались по группам "Население городское" (41,4 %), "Население сельское" (38,0 %),"Учреждения, финансируемые из бюджетов различных уровней" (41,7 %).

Таблица 2 **Тарифы на теплоэнергию**

№	Потребители	Решение РЭК №17 от 30.07.02 г.	Решение РЭК №4 от 21.01.03 г.	Отклонение руб.	Отклонение %
1	Учреждения, финансируемые из бюджетов различных уровней	189*	236**	47	24,9
2	Прочие потребители ОАО "Самараэнерго", в том числе				
	тарифы на тепловую энергию (ГВС), отпускаемую с коллекторов ТЭС	215	174,2	-40,8	-19,0
	тарифы на тепловую энергию (ГВС), отпускаемую из теплосети	215	234	19	8,8
3	Средний тариф ОАО "Самараэнерго"	189	208	19	10,1

* принят Решением РЭК №10 от 26.02.02 г.
** принят Решением РЭК №17 от 30.07.02 г. на 2003 г.

В действующих тарифах учтено увеличение затрат на:

топливо в связи с ростом оптовых цен на газ на 20 % (постановление ФЭК РФ №94-э/4 от 19.12.02 г.) и тарифов на услуги ООО "СВГК" на 25 % (постановление ФЭК РФ №98-э/11 от 25.12.02 г.);

покупную энергию с ФОРЭМ на 19 % (постановление ФЭК РФ №98-э/3 от 25.12.02 г.);

абонентную плату РАО "ЕЭС России": увеличение норматива на 12 % в соответствии с постановлением ФЭК РФ №98-э/4 от 25.12.02 г.;

железнодорожные перевозки на 12 % (постановление ФЭК РФ №95-т/1 от 20.12.02 г.);

воду и очистку стоков в связи с ростом тарифов МУП "Самараводоканал" на 40,2 % и 52,4 % соответственно (постановление главы г. Самара №346 от 10.06.02 г.).

В действующих тарифах (Решение РЭК №4 от 21.01.03 г.) предусмотрена рентабельность по:

электроэнергии 5,7 %;

теплоэнергии 2,5 %.

Действовавшие в течение 2003 г. тарифы на электрическую и тепловую энергию обеспечивали устойчивое самофинансирование энергосистемы.

Фактическая рентабельность составила по:

электроэнергии 10,8 %;

теплоэнергии 11,6 %.



Динамика энергопотребления, расчеты с потребителями, структура абонентской задолженности.

на 01.01.2003 г.


Текущая 67%
Тораторная 5%
"Мертвая" 9%
Рабочая 19%

Динамика энергопотребления, расчеты с потребителями, структура абонентской задолженности.

на 01.01.2004 г.


Текущая 72%
Рабочая 17%
"Мертвая" 7%
Тораторная 3%


КОНКУРС ДЕТСКОГО РИСУНКА "ФИЛОСОФИЯ ЭНЕ
Мучкаева, 10 лет. Энергия прогресса

РАСПРЕДЕЛЕНИЕ ПРИБЫЛИ ОБЩЕСТВА, УТВЕРЖДЕННОЕ ГОСА

	ГОСА 2001	ГОСА 2002	ГОСА 2003
Нераспределенная прибыль (тыс. руб.)	526 679	340 331	117 843
Резервный фонд (тыс. руб.)	26 334	17 017	5 893
Фонд накопления (тыс. руб.)	77 941	162 154	-
Дивиденды (тыс. руб.):	149 892	161 160	111 950
Прочие цели	83 262	-	-

ДИВИДЕНДНАЯ ИСТОРИЯ ОБЩЕСТВА ЗА ПОСЛЕДНИЕ 3 ГОДА

	2001 (за 2000 год)	2002 (за 2001 год)	2003 (за 2002 год)
Размер дивиденда на 1 обык.акц., руб.	0,035	0,04	0,027786
Размер дивиденда на 1 прив.акц., руб.	0,052	0,04	0,027786
Общая сумма начисленных дивидендов, тыс.руб.	148 971	160 639	111 950
Дивидендная доходность 1 обык. акции	5,42	3,9	2,71
Дивидендная доходность 1 прив. акции	17,9	6,76	4,69


КОНКУРС ДЕТСКОГО РИСУНКА "ФИЛОСОФИЯ



БУХГАЛТЕРСКИЙ БАЛАНС ОБЩЕСТВА ЗА ОТЧЕТНЫЙ ПЕРИОД

	Код	На начало отчетного года	На конец отчетного года
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы, в том числе:	110	92	23 660
права на патенты, программы, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	-	80
организационные расходы	112	-	-
деловая репутация организации	113	-	-
другие виды нематериальных активов	114	92	-
результаты НИОКР	115	-	23 580
Основные средства , в том числе:	120	21 718 525	20 938 408
земельные участки и объекты природопользования	121	1 011	1 065
здания, машины и оборудование, сооружения	122	21 560 228	20 764 283
другие виды основных средств	123	157 286	173 060
Незавершенное строительство, в том числе:	130	626 528	675 770
оборудование к установке	13001	31 032	49 694
вложения во внеоборотные активы	13002	595 496	626 076
Доходные вложения в материальные ценности, в том числе:	135	-	-
имущество для передачи в лизинг	136	-	-
имущество, предоставляемое по договору проката	137	-	-
Долгосрочные финансовые вложения, в том числе:	140	15 971	16 491
инвестиции в дочерние общества	141	1 117	1 117
инвестиции в зависимые общества	142	1 166	1 166
инвестиции в другие организации	143	13 497	13 490
займы,предоставленные организациям на срок более 12 месяцев	144	-	-
прочие долгосрочные финансовые вложения	148	191	718
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ			
Деловая репутация дочерних обществ	146	-	-
Оценка участия головной организации в зависимом обществе	147	-	-
Отложенные налоговые активы	145	22 332	41 538
Прочие внеоборотные активы	150	-	-
ИТОГО по разделу I	**190**	**22 383 448**	**21 695 867**
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	847 004	1 037 896
сырье, материалы и другие аналогичные ценности	211	483 277	656 848
из них:			
мазут	21101	84 376	129 894
уголь	21102	111 754	152 064
дизельное топливо	21103	2 250	1 400
другое технологическое топливо	21104	2 201	742
запасные части	21105	116 077	129 484
прочие сырье и материалы	21107	166 619	243 264
животные на выращивании и откорме	212	9 237	-
затраты в незавершенном производстве	213	2 441	513
готовая продукция и товары для перепродажи	214	5 263	6 178
товары отгруженные	215	-	-
расходы будущих периодов	216	346 786	374 357
прочие запасы и затраты	217	-	-
Налог на добавленную стоимость по приобретенным ценностям, в том числе:	220	222 085	205 141
НДС при покупках электроэнергии через ФОРЭМ	22001	44 438	44 336
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты), в том числе:	230	74 034	69 391
покупатели и заказчики, из них:	231	3 080	2 948
финансируемые из федерального бюджета	23101	-	-
финансируемых из бюджетов субъектов РФ	23102	-	-
финансируемых из местных бюджетов	23103	-	-
другие покупатели и заказчики	23104	3 080	2 948
векселя к получению	232	-	-
задолженность дочерних и зависимых обществ	233	-	-
авансы выданные	234	8 005	-
прочие дебиторы	235	62 949	66 443
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты), в том числе:	240	1 984 362	1 361 052
покупатели и заказчики, из них:	241	1 099 018	486 138
при продаже электроэнергии через ФОРЭМ внутри группы	24101	-	-

	Код	На начало отчетного года	На конец отчетного года
посредники при продаже электрической и тепловой энергии	24102	-	-
организации, финансируемые из федерального бюджета	24103	23 935	8 899
организации, финансируемые из бюджетов РФ	24104	-	-
организации, финансируемые из местных бюджетов	24105	273 890	41 377
прочие потребители электрической и тепловой энергии	24106	789 809	421 662
задолженность по абонентной плате	24107	-	-
другие покупатели и заказчики	24108	11 384	14 200
векселя к получению	242	703	103
задолженность дочерних и зависимых обществ	243	-	-
задолженность участников (учредителей) по взносам в уставный капитал	244	-	-
авансы выданные, в том числе:	245	120 387	151 471
поставщикам электрической и тепловой энергии	24501	-	-
поставщикам топлива	24502	-	-
поставщикам материалов	24503	19 476	29 151
строительным организациям	24504	27 167	67 920
ремонтным организациям	24505	2 061	1 396
поставщикам услуг	24506	8 609	29 552
прочие авансы выданные	24507	63 074	23 452
прочие дебиторы, в том числе:	246	764 254	723 340
по пеням, штрафам, неустойкам по договорам	24601	275 330	78 692
переплата по налогам в федеральный бюджет	24602	899	3 010
переплата по налогам в бюджеты субъектов РФ	24603	1 833	6 380
переплата по налогам в местные бюджеты	24604	3 496	5 574
переплата по платежам в государственные внебюджетные фонды	24605	3 813	1 854
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам	24607	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам	24608	-	-
задолженность перед РАО "ЕЭС России" по ПИР	24609	-	-
задолженность РАО "ЕЭС России" по ПИР	24610	-	-
другие дебиторы	24611	478 883	627 830
Краткосрочные финансовые вложения, в том числе:	250	1 521 676	1 390 329
займы, предоставленные организациям на срок менее 12 месяцев	251	480	2 000
прочие краткосрочные финансовые вложения	253	1 521 196	1 388 329
Денежные средства, в том числе:	260	330 070	537 057
касса	261	122	104
расчетные счета	262	125 441	437 314
валютные счета	263	-	-
прочие денежные средства, в том числе:	264	204 507	99 639
специальные счета в банках	26401	204 502	99 554
денежные документы	26402	5	85
переводы в пути	26403	-	-
Прочие оборотные активы, в том числе:	270	-	-
внутрихозяйственные расчеты по текущим операциям	27002	-	-
внутрихозяйственные расчеты по строительству	27003	-	-
внутрихозяйственные расчеты по ПИР	27004	-	-
внутрихозяйственные расчеты по смете защиты объектов	27006	-	-
внутрихозяйственные расчеты по НДС	27007	-	-
другие оборотные активы	27005	-	-
ИТОГО по разделу II	**290**	**4 979 231**	**4 600 866**
БАЛАНС	**300**	**27 362 679**	**26 296 733**
ПАССИВ			
III.КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал, в том числе:	410	4 029 004	4 029 004
в акциях привилегированных	41001	522 144	522 144
в акциях обыкновенных	41002	3 506 860	3 506 860
Собственные акции, выкупленные у акционеров	411	(3 517)	-
Добавочный капитал	420	19 769 320	19 680 929
Расчеты по выделенному имуществу	423	-	-
Резервный капитал, в том числе:	430	122 473	128 366
резервы, образованные в соответствии с законодательством	431	122 473	128 366
резервы, образованные в соответствии с учредительными документами	432	-	-
Целевое финансирование	450	-	-
Нераспределенная прибыль прошлых лет	460	500 899	471 447
Непокрытый убыток прошлых лет	465	-	-

	Код	На начало отчетного года	На конец отчетного года
Нераспределенная прибыль отчетного года	470	-	253 450
Непокрытый убыток отчетного года	475	-	-
ИТОГО по разделу III	**490**	**24 418 179**	**24 563 196**
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ			
Деловая репутация дочерних обществ	495	-	-
Доля меньшинства	500	-	-
IV. ДОЛГОСРОЧНЫЕ ПАССИВЫ			
Займы и кредиты, в том числе:	510	907 981	35 840
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	907 981	35 840
Отложенные налоговые обязательства	515	317 978	494 759
Прочие долгосрочные обязательства, в том числе:	520	182 561	3 853
кредиторская задолженность поставщиков и подрядчиков	52001	100 354	3 853
кредиторская задолженность перед социальными фондами, в том числе:	52002	-	-
Пенсионному фонду РФ	52003	-	-
Фонду обязательного медицинского страхования	52004	-	-
Фонду занятости	52005	-	-
Фонду социального страхования	52006	-	-
по пеням и штрафам в государственные внебюджетные фонды	52007	-	-
кредиторская задолженность перед бюджетом (реструктуризированные налоги), из нее:	52008	78 366	-
федеральному бюджету	52009	78 366	-
бюджетам субъектов РФ	52010	-	-
местным бюджетам	52011	-	-
кредиторская задолженность по налогу на прибыль по базе переходного периода из нее:	52020	3 841	-
федеральному бюджету	52021	1 200	-
бюджетам субъектов РФ	52022	2 321	-
местным бюджетам	52023	320	-
прочие долгосрочные обязательства	52012	-	-
ИТОГО по разделу IV	**590**	**1 408 520**	**534 452**
V .КРАТКОСРОЧНЫЕ ПАССИВЫ			
Займы и кредиты, в том числе:	610	279 686	-
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	279 686	-
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	-	-
Кредиторская задолженность, в том числе:	620	1 027 717	980 924
поставщики и подрядчики, из них:	621	292 928	250 440
поставщикам электроэнергии через ФОРЭМ	62101	22 962	11 117
прочим поставщикам электрической и тепловой энергии	62102	1 649	3 428
поставщикам газа	62103	72 070	13 114
поставщикам мазута	62104	15 841	-
поставщикам угля	62105	-	-
поставщикам иного топлива	62112	-	-
строительным организациям	62106	19 205	11 507
ремонтным организациям	62107	35 790	96 282
по абонентной плате РАО "ЕЭС России"	62108	-	-
задолженность Концерну "Росэнергоатом"	62110	-	1 815
задолженность АЭС	62111	-	-
другим поставщикам и подрядчикам	62109	125 411	113 177
по абонентной плате ОАО "СО ЦДУ ЕЭС"	62113	-	-
по абонентной плате ОАО "ФСК"	62114	-	-
векселя к уплате	622	-	-
задолженность перед дочерними и зависимыми обществами	623	-	-
задолженность по оплате труда перед персоналом, в том числе:	624	92 835	121 784
текущая	62401	92 835	121 784
просроченная	62402	-	-
задолженность перед государственными и внебюджетными фондами, в том числе:	625	30 121	32 473
Пенсионному фонду РФ	62501	25 832	27 479
Фонду обязательного медицинского страхования	62502	3 264	3 706
Фонду занятости	62503	-	-
Фонду социального страхования	62504	1 025	1 256
по пеням и штрафам в государственные внебюджетные фонды	62505	-	32
задолженность по налогам и сборам	626	289 499	279 797

	Код	На начало отчетного года	На конец отчетного года
задолженность перед бюджетом текущая, в том числе:	62610	289 499	277 877
федеральному бюджету	62601	149 575	204 816
бюджетам субъектов РФ	62602	97 119	58 408
местным бюджетам	62603	42 805	14 653
задолженность перед бюджетом по налогу на прибыль по базе переходного периода, в том числе:	62620	-	1 920
федеральному бюджету	62621	-	600
бюджетам субъектов РФ	62622	-	1 160
местным бюджетам	62623	-	160
авансы полученные, в том числе:	627	84 706	99 156
от потребителей электроэнергии через ФОРЭМ	62701	-	-
от других потребителей электрической и тепловой энергии	62702	64 251	98 645
прочие полученные авансы	62703	20 455	511
прочие кредиторы, в том числе:	628	237 628	197 274
НДС в неоплаченной продукции	62801	213 009	184 346
задолженность внебюджетному фонду НИОКР	62802	3 601	3 601
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам	62804	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам	62805	-	-
задолженность перед РАО "ЕЭС России" по ПИР	62806	-	-
задолженность РАО "ЕЭС России" по ПИР	62807	-	-
другие кредиторы	62808	21 018	9 327
Задолженность участникам (учредителям) по выплате доходов	630	12 120	8 774
Доходы будущих периодов	640	216 457	209 387
Резервы предстоящих расходов и платежей	650	-	-
Прочие краткосрочные обязательства, в том числе:	660	-	-
внутрихозяйственные расчеты по текущим операциям	66002	-	-
внутрихозяйственные расчеты по строительству	66003	-	-
внутрихозяйственные расчеты по ПИР	66004	-	-
внутрихозяйственные расчеты по смете защиты объектов	66006	-	-
внутрихозяйственные расчеты по НДС	66007	-	-
другие краткосрочные обязательства	66005	-	-
ИТОГО по разделу V	**690**	**1 535 980**	**1 199 085**
БАЛАНС	**700**	**27 362 679**	**26 296 733**
Справка о наличии ценностей, учитываемых на забалансовых счетах			
Арендованные основные средства,	910	270 728	372 187
в том числе по лизингу	911	30 233	14 869
Товарно-материальные ценности, принятые на ответственное хранение	920	6 769	102
Материалы, принятые в переработку	925	79	-
Товары, принятые на комиссию	930	-	-
Оборудование, принятое для монтажа	935	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов	940	66 960	362 660
Обеспечение обязательств и платежей полученные	950	88 411	7 269
Обеспечение обязательств и платежей выданные	960	-	-
Износ основных средств	970	8 624	7 888
Износ объектов внешнего благоустройства и других аналогичных объектов	980	291	364
Бланки строгой отчетности	990	2	19
Основные средства, сданные в аренду	992	1 606	1 606
Нематериальные активы, полученные в пользование	995	-	-



"ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ" ЗА 12 МЕСЯЦЕВ 2003 ГОДА

	Код	За отчетный период	За аналогичный период предыдущ. года
Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей), в том числе от продажи:	010	19 804975	14 671 971
электроэнергии внутренним потребителям	011	13 832336	10 025 163
электроэнергии на экспорт	012	-	-
теплоэнергии	013	4 817 132	3 790 936
абонентной платы (для РАО "ЕЭС России")	014	-	-
прочих товаров, продукции, работ, услуг промышленного характера	015	1 093 807	805 943
прочих товаров, продукции, работ, услуг непромышленного характера	016	61 700	49 929
Себестоимость проданных товаров,продукции работ, услуг, в том числе от продажи:	020	(17 560235)	(13 964 711)
электроэнергии внутренним потребителям	021	(12 477239)	(9 648 796)
электроэнергии на экспорт	022	-	-
теплоэнергии	023	(4 316 481)	(3 697 393)
абонентной платы (для РАО "ЕЭС России")	024	-	-
прочих товаров, продукции, работ, услуг промышленного характера	025	(672 698)	(552 000)
прочих товаров, продукции, работ, услуг непромышленного характера	026	(93 817)	(66 522)
Валовая прибыль	029	2 244 740	707 260
Коммерческие расходы	030	(2 088)	(1 067)
Управленческие расходы	040	-	-
Прибыль (убыток) от продаж	050	2 242 652	706 193
Операционные доходы и расходы			
Проценты к получению	060	29 924	13 961
Проценты к уплате	070	(145 803)	(33 424)
Доходы от участия в других организациях	080	66	2
Прочие операционные доходы.	090	7 674 981	4 288 410
Прочие операционные расходы	100	(8 588 742)	(4 584 244)
Внереализационные доходы и расходы			
Внереализационные доходы	120	126 240	88 981
Внереализационные расходы	130	(674 573)	(303 649)
Прибыль (убыток) до налогообложения	140	664 745	176 230
Отложенный налоговый актив	143	19 382	-
Отложенное налоговое обязательство	144	(177 365)	-
Текущий налог на прибыль	145	(310 094)	(45 629)
Иные аналогичные обязательные платежи	146	56 480	(12 864)
Налог на прибыль и иные аналогичные обязательные платежи	150	(411 597)	(58 493)
Прибыль (убыток) от обычной деятельности	160	253 148	117 737
Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	1 478	9 213
Чрезвычайные расходы	180	(1 176)	(9 107)
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ			
Капитализированный доход (убыток)	184	-	-
Доля меньшинства	185	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода	19010	253 450	117 843
СПРАВОЧНО			
Постоянные налоговые обязательства (активы)	200	308 466	-
СПРАВОЧНО ТОЛЬКО ДЛЯ СТРУКТУРНЫХ ПОДРАЗДЕЛЕНИЙ РАО "ЕЭС РОССИИ"			
Внутрихозяйственные расчеты			
Прибыль, полученная от представительств и филиалов РАО "ЕЭС России", в том числе из строк:			
стр. 140 Прибыль (убыток) до налогообложения	19011	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...	19012	-	-
стр. 170 Чрезвычайные доходы..................	19013	-	-
стр. 180 Чрезвычайные расходы..................	19014	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода с учетом полученной от филиалов и Представительств (19011 +19012+19013+19014)	19020	-	-
Прибыль, переданная представительствами и филиалами в РАО "ЕЭС России", в том числе из строк:			
стр. 140 Прибыль (убыток) до налогообложения	19031	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...	19032	-	-
стр. 170 Чрезвычайные доходы..................	19033	-	-
стр. 180 Чрезвычайные расходы..................	19034	-	-

	Код	За отчетный период	За аналогичный период предыдущ. года
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода с учетом переданной в РАО "ЕЭС России" (19031+19032+ 19033+19034)	19040	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода (19010+19020-19040)	190	253 450	117 843
СПРАВОЧНО.			
Базовая прибыль (убыток) на акцию	201	0,0685	0,0319
Разводненная прибыль (убыток) на акцию	202	0,0674	0,0313

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

	Код	За отчетный период	За аналогичный период предыдущ. года
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании			
прибыль	210	1 400	54 449
убыток	211	51 312	485
Прибыль (убыток) прошлых лет			
прибыль	220	71 331	9 054
убыток	221	48 208	29 607
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств			
прибыль	230	32	378
убыток	231	62	55
Курсовые разницы по операциям в иностранной валюте			
прибыль	240	-	-
убыток	241	-	-
Отчисления в оценочные резервы			
убыток	250	-	-
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности			
прибыль	260	667	535
убыток	261	295 700	13 711

ЗАКЛЮЧЕНИЕ АУДИТОРА ОБЩЕСТВА

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ № 1-005-03-04 по финансовой (бухгалтерской) отчетности

Открытого акционерного общества энергетики и электрификации «Самараэнерго» за период с 1 января по 31 декабря 2003 г. включительно

Сведении об аудиторе:

Закрытое акционерное общество «ЭНПИ Консалт» 7737017200/772501001 Дата государственной регистрации - 24.12.92 Номер свидетельства о государственной регистрации 427.526.

Регистрирующий орган - Московская регистрационная палата

Основной государственный регистрационный номер, за которым в Единый государственный реестр юридических лиц (ЕГРЮЛ) внесена запись - 1027700283566. Дата внесения записи в ЕГРЮЛ -07.10.02. 115191. Москва, Духовской пер., д.14 115191. Москва, Духовской пер., д.14 (095) 952-10-41, 954-47-26 (095)954-47-26

- на осуществление аудиторской деятельности №Е004289, выдана в соответствии с приказом Министерства финансов Российской Федерации от 15.05.03 №140 на срок пять лет;

- на осуществление работ, связанных с использованием сведений, составляющих государственную тайну №БЗ 12936 от 29.06.2000. выдана Управлением Федеральной службы безопасности по Москве и Московской области, срок дейст вия до 28.08.06.

Некоммерческое партнерство «Институт Профессиональных Аудиторов» (ИПАР)

Сведения об аудируемом лице:

Открытое акционерное общество энергетики и электрификации «Самараэнерго» 6315222985

Дата государственной регистрации - 09.04.93 Номер свидетельства о государственной регистрации -! 794 Регистрирующий орган - Администрация Ленинского района г. Самары

Основной государственный регистрационный номер, за которым в Единый государственный реестр юридических лиц (ЕГРЮЛ) внесена запись- 1026300956131 Дата внесения записи в ЕГРЮЛ - 15.08.02 443100. г. Самара, ул. Маяковского. 15 443100. г. Самара, ул. Маяковского. 15 (8462) 39-69-88 (8462)70-45-35

Лицензии; Деятельность по эксплуатации электрических сетей. № Д277391 от 31.03.03. Рег. № 50007496. Действительна до 30.03.08;

Деятельность по эксплуатации тепловых сетей. № Д 277392 от 3! .03.03. рег. № 60007497, действительна до 30.03.08: Хранение нефти, газа и продуктов их переработки. № А 257571 от 20.06.2003. рег. № 30011042, действительна до 19.06.08;

Строительство зданий и сооружений I и II уровней ответственности в соответствии с государственным стандартом, от 17.05.02, рег. № ГС-4-63-02-22-0-6315222985-001532-3. Действительна до 17.05.07;

Проектирование зданий и сооружений I и II уровней ответственности в соответствии с государственным стандартом. № Д 316161 от 17.05.02. рег. № ГС-4-63-02-21 -0-6315222985-001531-3. действительна до 17.05.07 Работы, связанные с использованием сведений, составляющих государственную тайну, № Б 298406 от 05.11.99. рег. № 270. Действительна до 05.11.04;

Проведение пусконаладочных работ на объектах котлонадзора и вспомогательном оборудовании тепловых электростанций. № 52МТ от 22.06.01, рег. № 02966. Действительна до 22.06.04;

Разработка проектов по реконструкции, модернизации объектов котлонадзора. № 52ПР от 01.08.01, рег. № 03103. действительна до 01.08.04;

Пусконаладочные работы на объектах газового хозяйства. № 52С-03/5876 от Z0.04.98. действительна до 20.04.03; Проведение экспертизы промышленной безопасности технических устройств, применяемых на опасных производст- венных объектах 00АН № 015879 от 04.07.01. Действительна до 04.07.04;

Предоставление услуг местной телефонной связи. № А 003827 от 26.06.98. рег. № 6851. Действительна до 26.06.07;

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации «Самараэнерго» (далее - «Общество») за период с 1 января по 31 декабря 2003 г. включительно. Финансовая (бухгалтерская) отчетность «Общества» состоит из:

- бухгалтерского баланса (форма № 1);
- отчета о прибылях и убытках (форма № 2);
- отчета об изменениях капитала (форма № 3):
- отчета о движении денежных средств (форма № 4);
- приложения к бухгалтерскому балансу (форма № 5;
- пояснительной записки.

Финансовая (бухгалтерская) отчетность подготовлена руководством «Общества» исходя из Федерального закона «О бухгалтерском учете» от 21.1 1.1996 г. №129-ФЗ и «Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации» (утв. Приказом Минфина России от 29.07.1998 г. №34н).

Ответственность за ведение бухгалтерского учета, подготовку и представление этой финансовой (бухгалтерской) отчетности несет руководство «Общества». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом от 07.OS.2001 № 119-ФЗ «Об аудиторской деятельности»:
- федеральными правилами (стандартами) аудиторской деятельности утвержденными постановлением Правительства Российской Федерации от 23.09.2002 №696;
- правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации;
- внутренними стандартами аудиторской деятельности аудиторско-консалтинговой группы «БалЭН»,
- внутрифирменными стандартами.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность «Общества» не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством «Общества», а также оценку общего представления о финансовой (бухгалтерской) отчетности.

Аудиторская проверка завершена 17 марта 2004 г. Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.



По нашему мнению, финансовая (бухгалтерская) отчетность «Общества» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2003 года и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2003 года включительно.

17 марта 2004 г.

Генеральный директор
ЗАО "ЭНПИ Консалт" А.А. Нестеров

Менеджер по общему аудиту Л.А. Задорогина
аттестат № 037017,
действителен по 24 апреля 2004 года

[illegible] Катя, 10 лет. Энергия огня





ИНВЕСТИЦИИ ОБЩЕСТВА, В ТОМ ЧИСЛЕ НАПРАВЛЯЕМЫЕ НА РЕКОНСТРУКЦИЮ И ТЕХНИЧЕСКОЕ ПЕРЕВООРУЖЕНИЕ

За период с 2001 по 2003 год инвестиции ОАО «Самараэнерго» представлены следующим образом:


1000000
800000
600000
400000
200000
0
2001 г.
2002 г.
2003 г.
Инвестиции всего с НДС, тыс. руб.
в т.ч. на реконструкцию и тех. перевооружение

В 2001 году объем инвестиций составил 487 624 тыс.руб., в т.ч. направляемых на реконструкцию и техническое перевооружение –441 900 тыс.руб. (91% от общего объема); в 2002 году – соответственно 775 841 тыс.руб. и 738 974 тыс.руб. (95%), в 2003 году – соответственно 944 794 тыс.руб. и 797 035 тыс.руб. (84%).

ИСТОЧНИКИ ФИНАНСИРОВАНИЯ ИНВЕСТИЦИОННЫХ ПРОГРАММ (прибыль, амортизационные отчисления, прочие)

Основными источниками финансирования инвестиционных программ ОАО «Самараэнерго» являются собственные средства.

Освоение инвестиций за период с 2001 по 2003 год по источникам выглядит следующим образом:

	2001 г.	2002 г.	2003 г.		
	факт	факт	план	факт	% выполнения
ВСЕГО, тыс.руб.	487624	775841	1426860	944794	66
В т.ч. за счет					
амортизационных отчислений	402919	740867	421860	867572	61
прибыли	45477	2782	5000	1623	32
Прочих источников	39228	32192		75599	

Низкие объемы работ в 2003 году обусловлены большой степенью неопределенности финансовых результатов работы энергосистемы вследствие затянувшихся судебных разбирательств по поводу уровня тарифов ОАО «Самараэнерго» на электрическую и тепловую энергию.

СТРУКТУРА КАПИТАЛОВЛОЖЕНИЙ ПО НАПРАВЛЕНИЯМ:

электростанции, электрические сети всех классов напряжений, тепловые сети, оборудование, не требующее монтажа и не входящее в сметы строек, проектно-изыскательские работы для строительства будущих лет, непроизводственное строительство, прочие объекты.

Динамика структуры инвестиций по направлениям за 2001-2003 годы:


2001 г.
9%
33%
2%
2%
26%
19%
9%
2002 г.
6%
0%
2%
63%
12%
6%
11%
2003 г.
8%
45%
3%
2%
22%
10%
10%
Тепловые электростанции
Электрические сети
Тепловые сети
Оборудование, не требующее монтажа
Проектно-изыскательские работы для строительства будущих лет
Непроизводственное развитие
Прочие вложения

Наиболее значительные мероприятия по реконструкции и техническому перевооружению:

2003 год:

- реконструкция газоснабжения котлов ТГМ-84 ст.№2 ТЭЦ ВАЗа, ТГМЕ-464 ст.№13 Сызранской ТЭЦ, БКЗ-220 ст.№9 Безымянской ТЭЦ с применением газовых блоков «АМАКС»;
- установка испарителя мгновенного вскипания ИМВ-50 Безымянской ТЭЦ;
- реконструкция ТГ-2 Безымянской ТЭЦ с перелопачиванием ротора;
- реконструкция приборов мехвеличин с внедрением вибромониторинга и защиты от вибрации ТГ-3 Самарской ТЭЦ, ТГ-11 ТЭЦ ВАЗа, ТГ-7 Сызранской ТЭЦ;
- замена воздушных выключателей на электрогазовые на ОРУ ТЭЦ ВАЗа и на ЗРУ Тольяттинской ТЭЦ;
- модернизация схемы автоматического регулирования котлоагрегатов ТЭЦ ВАЗа, Тольяттинской ТЭЦ, Самарской ТЭЦ;
- реконструкция дымовой трубы №2 Новокуйбышевской ТЭЦ-1;
- модернизация турбины ПТ-60-130/13 №1 на ТЭЦ ВАЗа;
- реконструкция схемы технологической воды ТЭЦ ВАЗа;
- реконструкция схемы подпитки теплосети с увеличением производительности и запаса горячей воды ТЭЦ ВАЗа (КИП вакуумных деаэраторов);
- усиление и частичная замена конструкций главного корпуса Тольяттинской ТЭЦ;
- реконструкции главного корпуса Новокуйбышевской ТЭЦ-2,
- реконструкция кровли турбинного отделения Самарской ТЭЦ;
- реконструкция ГПК-1 Новокуйбышевской ТЭЦ-2.

НЕПРОФИЛЬНЫЕ ФИНАНСОВЫЕ ВЛОЖЕНИЯ.

ОАО «Самараэнерго» проводится работа по снижению участия в непрофильных видах деятельности с целью минимизации издержек, связанных с владением.

ПРИВЛЕЧЕНИЕ КРЕДИТНЫХ РЕСУРСОВ ПОД ИНВЕСТИЦИОННЫЕ ПРОЕКТЫ.

В течение 2001 – 2003 гг. руководство энергокомпании работало с Региональной энергетической комиссией по утверждению экономически обоснованных тарифов для потребителей АО.

Бюджетные средства и средства инвесторов в развитие энергосистемы не привлекались.

ВНЕДРЕНИЕ НОВЫХ ТЕХНОЛОГИЙ ПРОИЗВОДСТВА ЭНЕРГИИ И ДИНАМИКА РАЗВИТИЯ ОБЩЕСТВА.

Перспектива технического переоснащения ОАО «Самараэнерго» определяется:

Законами РФ и Самарской области «Об энергосбережении»;

Энергетической стратегией России до 2020 года;

Стратегией РАО «ЕЭС России», представленной в «Программе действий по повышению эффективности работы и дальнейшим преобразованиям в электроэнергетике Российской Федерации»;

Приказом РАО «ЕЭС России» от 14.05.99 г. № 184 о «Программе энергосбережения в отрасли «Электроэнергетика» на 1999-2000 гг. и на перспективу до 2005 и 2010 г.г.»

Решениями НТС РАО «ЕЭС России» по темам: «Концепция технического перевооружения тепловых электростанций» и «Концепция научно-технической политики РАО «ЕЭС России» в рамках концепции реструктуризации РАО «ЕЭС России».

Стратегической целью ОАО «Самараэнерго» на период до 2020 г. является обеспечение работы энергосистемы в режиме устойчивого самофинансирования и максимальной эффективности в условиях динамично меняющихся внешних социально-экономических факторов, а также сложившегося на сегодняшний день уровня эффективности и физического состояния энергетического оборудования.

Среди социально-экономических факторов, определяющих стратегические задачи энергосистемы, можно выделить следующие:

Прогноз устойчивого роста электропотребления на уровне 1-3 % в год и достижения, при благоприятном варианте, к 2010 году уровня электропотребления 1990 года (по Самарской области в 2002 г. рост составил 0,86%, в 2003 г. – 1,87 %)

Прогноз опережающего роста стоимости топлива над ростом тарифов и соответствующий ему рост доли топливной составляющей в структуре себестоимости производства энергии. К 2005г. ожидается рост цены на топливо – в 3 раза, на электроэнергию – в 2 ,5 раза; к 2015 г., по данным ЭНИН, - рост цены на топливо в 5-7 раз, на электроэнергию - в 3,5-4 раза.

Шести-восьми кратное отставание России в величине тарифов на электроэнергию от уровня экономически развитых стран, при ценах на новое энергоэффективное оборудование, в том числе и производимое в России, на уровне мировых: от 300 до 850 у.е. за 1 кВт установленной мощности. В соответствии с этим сроки окупаемости проектов нового строительства и технического перевооружения энергообъектов в России сегодня в 6-8 раз больше, даже при равных уровнях рентабельности производства энергии.

Наличие перекрестного субсидирования в потреблении населением и сельским хозяйством электрической и тепловой энергии за счет промышленности и средств муниципальных бюджетов.

Среди производственно-технических факторов, характеризующих сегодня уровень эффективности и физического состояния оборудования, отмечаются:

Отставание среднего уровня КПД действующих ТЭЦ (который составляет сегодня 20-25%) от уровня современных эффективных энергоблоков на базе ГТУ с КПД=35-40%, и ПГУ с КПД=55-60%.

Нарастающие темпы процесса физического и морального старения генерирующего и сетевого оборудования, которые вводят работу энергосистем в зону повышенного риска технологических отказов и аварий. Средний износ оборудования в «Самараэнерго» составляет сегодня около 75,6 %. Реальное продление сроков паркового ресурса базовых узлов паровых турбин ограничивается 2010-2015 гг.

Достижение поставленной цели в этих условиях выдвигает для ОАО «Самараэнерго» ряд задач, требующих поэтапного решения на период до 2020 г., в том числе:

1. Реализация тарифной политики, направленной на повышение тарифов, и приближение их к уровню экономически развитых стран при постепенной ликвидации перекрестного субсидирования, что является объективно необходимым условием экономической эффективности и инвестиционной привлекательности проектов внедрения нового энергоэффективного оборудования.

2. Снижение потерь энергии при ее транспорте, обеспечение надежности и качества в реализации электрической и тепловой энергии, удовлетворение роста перспективных нагрузок потребителей. Снижение потерь электроэнергии в сетях в 2 раза (с 9 % до 4,5 %) эквивалентно повышению на 1 - 1,5 % эффективного КПД энергосистемы, при необходимости его повышения сегодня на 10 - 15 %.

3. Снижение удельных расходов с 370-365 гут/кВтч до 270-250 гут/кВтч. Такой уровень удельных расходов позволит частично демпфировать опережающий рост доли топливной составляющей над тарифами и «удержать» ее к 2015 г. на уровне 60% в среднем тарифе. Это возможно при замене существующего оборудования и выработке электроэнергии блоками на базе ГТУ с КПД= 36-40 % (при доле режимов по теплофикационному циклу не менее 50-55 %) или ПГУ с КПД не менее 50-52 %.

Решение такой крупномасштабной, комплексной технической задачи требует в ближайшие 1-2 года разработки реальной долгосрочной программы поэтапного технического перевооружения ОАО «Самараэнерго» до 2020 г., с учетом прогнозируемой динамики изменения социально-экономических факторов и сценарных вариантов намечаемой реструктуризации. Одним из важных компонентов программы должна стать разработка взвешенной программы инвестирования.

В соответствии со стратегическими положениями, определенными рядом документов РАО «ЕЭС России», темп ввода новых энергоэффективных мощностей на уровне ОАО «Самараэнерго» должен составить в ближайшие 5 лет около 400-500 МВт, и, как минимум, компенсировать выбывание физически изношенных мощностей. В период 2006-2020 гг. он должен достигать в среднем 200 МВт в год.

Объективно необходимые высокие темпы решения задачи обязывают сместить акценты в финансировании, при его остром дефиците, с традиционных мероприятий по повышению эффективности и продлению ресурса физически и морально устаревшего паротурбинного оборудования, в сторону внедрения нового - энергоэффективного. Наибольшие темпы повышения показателей эффективности работы генерирующего оборудования энергосистемы могут быть достигнуты за счет замещения существующих генерирующих мощностей. На первом этапе это определяет большую значимость задач технического перевооружения по сравнению с новым строительством или простым расширением. Недопустимо применение устаревших проектов.

Сложившаяся в Самарской энергосистеме устойчивая тенденция снижения теплопотребления основными производственными потребителями определяет вынужденный перевод теплофикационного оборудования станций в режим работы с высокой долей конденсационной выработки с соответственно высокими удельными расходами топлива и резкими ограничениями располагаемой электрической мощности в межотопительный период.

В качестве одного из наиболее перспективных решений данной проблемы рассматриваются варианты реконструкции ТЭЦ с надстройкой паросилового цикла газотурбинными установками с включением котлов утилизаторов в главный паропровод параллельно существующим энергетическим котлам.

Такое техническое решение экономически целесообразно для внедрения на блоках среднего давления НкТЭЦ-1, Сызранской ТЭЦ, СамГРЭС, а также на НкТЭЦ-2. На БТЭЦ эффективным является решение по строительству второй очереди ГТУ со сбросом пара в общий коллектор 7 ата.



К преимуществам указанных вариантов следует отнести:

- большую независимость электрических нагрузок ТЭЦ от тепловых нагрузок и соответствующее увеличение располагаемой эл. мощности станций в межотопительный период;

- высокие КПД организуемого парогазового цикла и снижение удельных расходов топлива при существенном приросте выработки эл.энергии.

Сравнительные укрупненные технико-экономические оценки однозначно определили приоритеты при внедрении газотурбинных и парогазовых технологий в масштабах энергосистемы при реконструкции и техническом перевооружении станций. Их внедрение требует дополнительной детальной проработки и решения определённого круга технических задач (в частности, разработка котлов-утилизаторов с системой дожигания топлива на параметры пара t=510-540 °C и P=90÷100 ата), а также более глубокой и взвешенной оценки эффективности и окупаемости инвестиционных затрат, обоснования приоритетов и очерёдности строительства и ввода ГТУ на тепловых станциях.

Сроки окупаемости таких проектов в АО-энерго, в зависимости от варианта его реализации, могут составлять от 6 до 20 лет и более, что говорит о высокой относительной стоимости оборудования по сравнению с ценами на электрическую и тепловую энергию сегодня.

Следует отметить, что экономическая эффективность аналогичных проектов по внедрению газотурбинных энергоблоков у промышленных потребителей по срокам окупаемости в 2-4 раза выше, чем в АО-энерго. Причинами этого являются следующие особенности: практическое отсутствие потерь в сетях и соответствующих затрат по их эксплуатации, отсутствие абонентской платы, вытеснение оплаты электро- и теплоэнергии с максимальными тарифами, искусственное льготирование по оплате топлива в нефтегазовом комплексе.

Одной из основных задач в реализации программы является воссоздание системы и постоянно действующего многоуровневого механизма подготовки, разработки и реализации инвестиционных проектов, определяемых генеральными целями пятилетних периодов программы и обеспечивающего их естественную ротацию.

КОНКУРС ДЕТСКОГО РИСУНКА "ФИЛОСОФИЯ ЭНЕ

Мишенькова Алена, 6 ... каров Андрей, 6 лет. Энергия люб



На 20 филиалах и в исполнительной дирекции функционирует 36 локальных вычислительных сетей (ЛВС), объединяющих порядка 2470 ПЭВМ. В 2003 г. в исполнительной дирекции была продолжена модернизация ЛВС, заключавшаяся в замене пассивных концентраторов коммутаторами, с целью снижения загрузки сети. Проведена замена каналообразующей аппаратуры на ряд направлений. Повышены скорости обмена данными по корпоративной сети с филиалами:

НК-2	с 64 до 512 кБит/сек
СамТЭЦ	с 64 до 512 кБит/сек
ЧЭС	с 64 до 512 кБит/сек
СЭСР	с 28.8 до 1 МБит/сек
Автобаза	с 28,8 до 1 МБит/сек

Произведено подключение по оптическому каналу, на скорости 100 бит/сек., ОАО «СМУЭК», Самарского отделения энергосбыта, резервного канала Интернет. Произведена замена модемов Зелакс М-2, обеспечивающих подключение к провайдеру ООО «Волгагазтелеком», на управляемые NSG-500, с целью повышения надежности соединения и возможности удаленно и оперативно устранять возможные перебои доступа в Интернет.

Для повышения надежности связи с сетью Internet и обеспечения бесперебойной работы с электронной торговой системой электронных торгов электроэнергией осуществлено резервирование канала доступа «Самараэнерго» к Интернету путем подключения ко второму провайдеру, которым стало ООО «Самарателеком». Введен в эксплуатацию прокси-сервер на направление «Самараэнерго» - «Самарателеком», реализующий политику информационной безопасности и управляющий трафиком пользователей. Организована схема 100% резервирования доступа в Интернет ряда VIP абонентов при отключении любого из Интернет-провайдеров, не требующая вмешательства администратора сети.

Продолжилось совершенствование внутреннего корпоративного Intranet-сайта ОАО «Самараэнерго».

ИНТЕРНЕТ – ТЕХНОЛОГИИ

В ОАО «Самараэнерго» на базе Интернет-технологий разработаны и эксплуатируются следующие программные системы:

1. Системы мониторинга, включающие в себя:
   - Мониторинг состояния каналов связи
   - Статистика персонального интернет-трафика
   - База данных IP адресов с анализом трафика пользователей
   - Статистика общих затрат на оплату интернет-трафика Самараэнерго.
   - Почасовой график трафика с внешнего интерфейса "Самараэнерго".
   - Мониторинг состояния UNIX-серверов интернет-узла Самараэнерго
   - Статистика по объему электронной почты
   - Система мониторинга температуры окружающей среды.
2. АРМ поддержки принятия управленческих решений.

СИСТЕМЫ СВЯЗИ

В 2003 году средства диспетчерского и технологического управления в необходимом объеме обеспечивали передачу и автоматическую обработку диспетчерской и технологической информации. Продолжались работы по развитию и внедрению в энергосистеме прогрессивных средств связи, телемеханики и передачи данных на базе цифровых систем.

Построены волоконно-оптические линии связи на участках:

Дирекция Энергосбыта – Самарское отделение Энергосбыта;

Исполнительная дирекция – ОДУ Средней Волги;

Исполнительная дирекция – Управление Куйбышевской железной дороги.

Проведена реконструкция волоконно-оптической линии связи на участке: Исполнительная дирекция – Территориальный центр магистральных связей.

С целью увеличения объема передаваемой информации и повышения надежности выполнена реконструкция цифровых радиорелейных линий связи на участках:

Исполнительная дирекция - ЦОК – СамТЭЦ – БТЭЦ – ВЭС;

Исполнительная дирекция – НкТЭЦ-1 – НкТЭЦ-2 - ЧЭС.

Выполнен рабочий проект, приобретено оборудование и началось строительство цифровой РРЛ по трассе: Исполнительная дирекция – Сызранская ТЭЦ. Построена антенная опора высотой 42 м. в п. Кузькино. Проведена реконструкция пожарно-охранной сигнализации в зданиях Исполнительной дирекции, лабораторном корпусе, на центральных складах. Дальнейшее развитие получила автоматизированная система контроля и учета электроэнергии.



КОНКУРС ДЕТСКОГО РИСУНКА "ФИЛОСОФИЯ ЭН

Сенечк[illegible] [illegible]ман. Энергия [illegible]ты



ДИНАМИКА ВЫБРОСОВ ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ В АТМОСФЕРУ И ОБЪЕМЫ СТОЧНЫХ ВОД

Защита окружающей среды от вредных выбросов, сбросов и отходов, образующихся в процессе производства электрической и тепловой энергии, - одна из приоритетных задач ОАО «Самараэнерго». Сложная экологическая обстановка в Самарской области, особенно в городах Самаре, Тольятти, Новокуйбышевске и Сызрани, где расположены электростанции энергосистемы, при жестких нормативах вредных выбросов и сбросов определяют постоянную необходимость внедрения природоохранных мероприятий, снижающих вредное воздействие ТЭС на окружающую среду. При реконструкции, ремонте и монтаже оборудования вопросы экологии учитываются в обязательном порядке.

Вклад электростанций ОАО «Самараэнерго» в загрязнение воздушного бассейна области в 2003 г. уменьшился и составил 4% против 4,8% в предыдущем году.

Выбросы загрязняющих веществ электростанций напрямую зависят от количества и структуры сожженного топлива, а также от эффективности проводимых природоохранных мероприятий.

В 2003 году в целом по энергосистеме общий расход топлива против 2002 года увеличился с 7810,1 тыс.тут до 7969,2 тыс.тут, т.е. на 2,0%. В топливном балансе 2003 года доля природного газа составила 98,4%, доля мазута составила 0,6%, доля угля – 1,0%, а в топливопотреблении 2002 года природный газ составлял 96,9%, мазут – 2,2%, уголь – 0,9%. Структура топливопотребления в отчетном году с точки зрения экологии значительно улучшилась. Уголь сжигался только на Тольяттинской ТЭЦ.

В 2003 году валовые выбросы загрязняющих веществ в целом по системе составили 23,12 тыс.т. против 27,59 тыс.т. в 2002 году, в том числе по ингредиентам:
- твердые увеличены с 0,82 тыс.т. до 0,97 тыс.т.(на 18,2%);
- окислы серы уменьшены с 6,38 до 2,45 тыс.т.(на 61,6%);
- окислы азота снижены с 19,89 до 19,20 тыс.т.(на 3,5%).

Несмотря на увеличение сжигания топлива, связанное с ростом нагрузки, произошло снижение вредных выбросов вследствие внедрения эффективных природоохранных мероприятий и увеличения доли сжигания газа в топливном балансе.

В 2003 году на проведение природоохранных работ в энергосистеме было израсходовано 84,04 млн руб.

Природоохранные мероприятия на филиалах ОАО «Самараэнерго» проводятся по программе, согласованной с Главным управлением природных ресурсов по Самарской области.

ВОЗДУШНЫЙ БАССЕЙН

В 2003 году были выполнены следующие мероприятия по охране воздушного бассейна.

на ТоТЭЦ:
- проведены режимно-наладочные испытания котла № 8 после проведенной в 2002 г. реконструкции (перевод на сжигание природного газа с заменой горелок на малотоксичные). Экологический эффект – сокращение выбросов окислов азота на 200 т/год.

на БТЭЦ:
- произведена замена горелок на малотоксичные и осуществлен монтаж системы рециркуляции дымовых газов на энергетическом котле ст. № 3. Экологический эффект - сокращение выбросов окислов азота на 160 т/год. Затраты - 5100 тыс.руб.

на ТЭЦ ВАЗа: внедрены и освоены новые электронные кислородомеры ГТМ-5101М для определения кислорода в уходящих газах на котлах ТГМ, ТГМЕ, ст. №№ 2,12,14. Экологический эффект – усиление контроля за режимом горения топлива с целью уменьшения выбросов окиси углерода. Затраты – 240 тыс.руб.

на НкТЭЦ-1: закончена начатая в 2002 году работа по замене горелок на малотоксичные и осуществлению монтажа системы рециркуляции дымовых газов на энергетическом котле ст. № 6. Экологический эффект - сокращение выбросов окислов азота на 50%. Затраты в 2003 году - 410 тыс.руб.

на СТЭЦ: проведены исследования экспериментальных горелок котлов ТГМ-151Б, ст. № 9,10 и ТГМЕ-428, ст. № 14 с целью составления технических и экологических характеристик. Затраты – 1200 тыс.руб.

ВОДНЫЙ БАССЕЙН

В 2003 г. выполнены следующие мероприятия по сокращению сбросов загрязненных сточных вод:

на ТоТЭЦ:
- выполнен перевод части сброса вод после схемы нейтрализации в технологический цикл станции (сокращение объема стоков на 464 тыс. куб.м в год). Затраты 300 тыс.руб.;
- проведена обработка циркуляционной воды оксиэтилдифосфоновой кислотой (сокращение объема стоков на 100 тыс. куб. м в год). Затраты 400 тыс. руб.

на НК ТЭЦ-2:
- чистка секций шламоотвала. Затраты 113,6 тыс.руб.

на СТЭЦ:
- увеличен полезный объем пруда-отстойника. Затраты 50 тыс. руб.

на СамТЭЦ:
- выполнен ремонт бетонных откосов карты № 4 шламоотвала химического цеха. Затраты 50 тыс. руб.;
- выполнен ремонт угольного фильтра № 3 с заменой фильтрующего материала на ОЧС гл. корпуса. Затраты 90 тыс.руб.

Деятельность ОАО «Самараэнерго» в части охраны земель и размещения отходов включает в себя проведение инвентаризации отходов производства и потребления, образующихся на предприятиях, разработку проектов нормативов образования и лимитов размещения отходов в природной среде, получение годовых лимитов на размещение отходов, организацию мест временного размещения отходов на предприятиях, утилизацию отходов.

Проводится работа по реализации золошлаковых отходов. Общее количество золошлаковых отходов (ЗШО) на золоотвалах ТЭС ОАО «Самараэнерго» составляет 7874,8 тыс.т. Уголь сжигается только на ТоТЭЦ. ОАО «Самараэнерго» отпускает ЗШО комбинату строительных материалов и частным лицам, которые используют их в строительстве для изготовления стеновых панелей, производства шлакоблоков, подстилающего покрытия дорог В 2003 году отпуск ЗШО составил 119,2 тыс.т. при вновь образовавшихся 24,3 тыс.т., т.е. происходит постепенное сокращение их количества.

Нарушений природоохранного законодательства и аварий с экологическими последствиями в 2003 году на предприятиях ОАО «Самараэнерго» не было.

Выбросы загрязняющих веществ от ТЭС ОАО "Самараэнерго" в 2001-2003 гг.


8100
8050
8000
7950
7900
7850
7800
7750
7700
7650
тыс. тут
36.45
27.59
23.12
8043.6
7810.1
7969.2
2001 г.
2002 г.
2003 г.
40
35
30
25
20
15
10
5
0
тыс. т
Расход условного топлива
Выбросы загрязняющих веществ

Шугурова Марина, 7 лет. Энергия моря



СТРУКТУРА РАБОТАЮЩИХ ПО КАТЕГОРИЯМ

Численность работников Самарской энергосистемы по состоянию на 1 января 2004 года составляет 14 518 человек, из них:

руководителей всех категорий	2 002 чел.
специалистов	2 091чел.
служащих	202 чел.
рабочих	10 223 чел.

Анализ кадров за 2003 год в сравнении с 2002 годом показывает, что численный состав кадров уменьшился на 991 чел. в связи с проводимыми мероприятиями по сокращению численности персонала, а также ликвидацией двух филиалов - 111 отряда ВОХР и Подсобного хозяйства «Чапаевское».

Количественный анализ кадров за последние 3 года:

Категория работников	на 01.01.2002	на 01.01.2003	на 01.01.2004
- всего работающих (чел.)	15 737	15 354	14 518
в том числе:			
- руководителей (чел.)	2 043	2 062	2 002
- специалистов (чел.)	1 969	2 023	2 091
- служащих (чел.)	206	205	202
- рабочих (чел.)	11 519	11 064	10 223

2001 г.


206
1969
2043
11519

2003 г.


205
2023
2062
11064

2003 г.


202
2091
2002
10223

Рабочие
Руководители
Специалисты
Служащие

Возрастной состав работников

15% работников энергопредприятий Самарской энергосистемы - в возрасте до 30 лет, 60 % - в возрасте от 30 до 50 лет, 25 % - в возрасте старше 50 лет.

Возрастной состав руководителей:


113
700
1250
2001 г.
119
707
1236
2002 г.
126
670
1206
2003 г.

Возрастной состав специалистов:


304
483
1182
2001 г.
349
502
1172
2002 г.
373
517
1201
2003 г.

Возрастной состав рабочих:


2207
2313
6999
2001 г.
1855
2394
6815
2002 г.
1659
2450
6114
2003 г.

Возрастной состав всех работников:


2652
3566
9519
2001 г.
2351
3650
9353
2002 г.
2194
3684
8640
2003 г.

до 30 лет　30-50 лет　старше 50 лет

Текучесть кадров

2001 год	2002 год	2003 год
6,2 %	4,8 %	4,1 %

Число уволенных в 2003 году составило 2 280 человек, из них по причинам текучести уволилось 589 человек. Текучесть кадров в целом по Самарской энергосистеме в 2003 году составила 4,1 %, в 2002 году - 4,8 %.

Основными причинами текучести кадров в Самарской энергосистеме являются: отсутствие перспективы профессионального роста, неудовлетворенность условиями труда, перемена места жительства.

Качественный состав работников (уровень образования). Система развития персонала

Качественный состав кадров остается на достаточно высоком уровне, 97 % инженерно-технического состава имеет высшее или среднее специальное образование. В целом по Самарской энергосистеме около 8 тысяч работающих - с высшим или средним специальным образованием, 12 человек - кандидаты наук.



4000
3500
3000
2500
2000
1500
1000
500
0
9
3824
3878
13
3918
3916
9
3888
3945
2001 г.
2002 г.
2003 г.
Кандидаты наук
С высшим образованием
Со средним специальным образованием

В соответствии с Правилами организации работы с персоналом на предприятиях Самарской энергосистемы проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок филиалов заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (ПЭИПК, ВИПКэнерго, СЗФ «ОАО ГВЦ энергетики», Камский, Новосибирский, Челябинский филиалы ПЭИПК, институт Менеджмента).

Показатели	Обучено в 2003 году	Прогноз на 2004 год
Подготовка рабочих	335	254
Переподготовка	113	388
Обучение вторым профессиям	459	431
Повышение квалификации рабочих	7 507	5 189
Повышение квалификации ИТР	2 221	1 500
Затраты на обучение (руб.)	17 829 000	22 139 000

В состав Самарской энергосистемы в качестве филиала Общества входит Учебно-курсовой комбинат, который осуществляет подготовку, переподготовку, повышение квалификации руководителей и специалистов как с отрывом от производства, так и без отрыва от производства.

В 2003 году повысили квалификацию 2 221 чел. из категории руководителей и специалистов, в том числе в институтах повышения квалификации с отрывом от производства - 800 чел., в УКК с отрывом от производства - 1 044 чел. Подготовлено, переподготовлено, обучено вторым профессиям, повысили квалификацию 8 414 рабочих, в том числе на базе филиала Общества, учебно-курсового комбината, с отрывом от производства - 1192 человек. Одновременно с этим проводится планомерная работа по обучению резерва и подготовке молодых специалистов. По договорам-контрактам с вузами обучается 60 работников, из них по заочной форме - 50 работников (40 чел. в СамГТУ, 10 чел. на экономических и юридических факультетах других вузов). В 2003 году 23 работника ОАО «Самараэнерго» получили дипломы о высшем образовании.

Данные о заработной плате по категориям работников ППП АО "Самараэнерго" за 2001-2003 гг.



25000
20000
15000
10000
5000
0
руб.
11536
15848
20618
7285
10037
12179
4510
6296
7853
5103
7159
8732
Руководители
Специалисты
Служащие
Рабочие
2001 г.
2002 г.
2003 г.

В целях удовлетворения социальных нужд работников Общества в 2003 году из различных источников получено и реализовано 11 квартир общей площадью 729 квадратных метра на общую сумму 6,4 миллиона рублей. На оздоровление работников потрачено 12 миллионов рублей, на оздоровление детей сотрудников – 3,8 миллиона рублей.

Затраты на охрану труда в Обществе в 2003 году составили 82,4 млн рублей, что выше предыдущего года почти в 2 раза, на обеспечение работников средствами защиты и спецодеждой затраты увеличены в 2,5 раза. Действует Система управления охраной труда, разработаны и успешно применяются в течение ряда лет комплексы мероприятий по организации работ, по целевому обучению персонала, по проведению соревнований профмастерства по профессиям с установлением льгот и надбавок победителям. Планомерное проведение профилактической работы позволило снизить уровень производственного травматизма за 20 лет в 7 раз.

Ведется целенаправленная работа по созданию и оснащению медицинских пунктов, санитарно-бытовых помещений, саун, спортивных залов и т.д. Организовано проведение общеоздоровительных мероприятий, что позволило существенно снизить уровень заболеваемости на большей части филиалов Общества.



РЕФОРМИРОВАНИЕ ОБЩЕСТВА

Стратегия развития Общества в 2004 году определяется в основном внешними факторами - общефедеральными планами реформирования энергетической отрасли Российской Федерации.

В то же время ряд шагов структурной реформы не связан напрямую с концепцией перестройки отрасли и может производиться в рамках оптимизации производственной деятельности Общества. Опережающими темпами в 2004 году должно произойти юридическое обособление ряда подразделений ОАО «Самараэнерго» - филиалов «ПРП», «СЭСР», «Автобаза» и «Учебно-курсовой комбинат». Имущество, учитываемое на балансе этих обособленных подразделений, будет передано в уставный капитал дочерних обществ.

В 2004 г. прогнозируется создание предпосылок для дальнейшего разделения основных видов деятельности (производство и передача электроэнергии); при условии принятия соответствующих решений Советом директоров ОАО «РАО «ЕЭС России», уже к концу 2004 года будут начаты процедуры реформирования энергосистемы.

СОВЕРШЕНСТВОВАНИЕ УПРАВЛЕНИЯ И КОРПОРАТИВНЫХ ПРОЦЕДУР.

Стратегия деятельности Общества строится на принципах безубыточности и прибыльности, без чего невозможно дальнейшее его развитие. Основой деятельности Общества являются рост объема рентабельных продаж электро- и теплоэнергии потребителям при повышении производительности производства, усилении платежной дисциплины и снижении затрат. В Обществе сохраняется благоприятная структура потребителей с преобладанием доли промышленных предприятий и приравненных к ним. Совершенствование тарифной политики с ликвидацией перекрестного субсидирования способствует дальнейшему развитию производства.

В отчетном году заключен договор с управляющей компанией в новой редакции, повышающей ответственность управляющего органа за результаты деятельности Общества, в том числе за выполнение заданий по прибыли, выполнение программы ремонтов, своевременную выплату дивидендов акционерам. Усовершенствована также система оценки эффективности управления для определения вознаграждения управляющей компании.

Продолжаются структурные изменения акционерного общества, связанные с реформированием энергетики. Сокращается количество непрофильных подразделений: в течение 2003 года ликвидированы филиалы Общества Подсобное хозяйство «Чапаевское» и 111 отряд вневедомственной охраны. В целях обособления имущественного комплекса электросетевого хозяйства, соответствующего критериям единой национальной сети, создан филиал Общества «Магистральные электрические сети «Самара». Осуществлена передача от Общества в филиал ОАО «СО-ЦДУ ЕЭС» - «Самарское РДУ» функций оперативного диспетчерского управления.

В 2003 году полностью выплачены дивиденды по акциям ОАО «Самараэнерго» за предшествующий год путем перечисления денежных средств агентам по выплате дивидендов.

С целью обеспечения стабильного финансового развития и прибыльности, защиты прав и охраняемых законом интересов акционеров Общества и повышения его инвестиционной привлекательности Советом директоров исполняются принятые еще в 2002 году Порядок взаимодействия ОАО "Самараэнерго" с организациями, в которых участвует Общество, и временный порядок совершения сделок с активами Общества в период реформирования.

Согласно Кодексу корпоративного поведения, рекомендованному ФКЦБ России, Общество намерено создать в рамках Совета директоров целевые комитеты, состоящие из наиболее опытных профессионалов в соответствующей сфере. Эта новшество повысит эффективность осуществления функций Совета директоров.

ЭМИССИОННАЯ ПОЛИТИКА ОБЩЕСТВА.

В 2003 году произведено погашение четвертого выпуска дисконтных документарных облигаций на предъявителя (государственный регистрационный номер 4-01-00127-А от 6.03.2000 г.) объемом 1 млрд руб. путем выкупа у владельцев.

В связи с завершением срока обращения бездокументарных именных дисконтных облигаций ОАО «Самараэнерго» второго выпуска (номер государственной регистрации 42-2-9 от 10.01.96 г.) в 2003 году произведены работы, создающие условия для будущей конвертации – проведено внеочередное собрание акционеров, принявшее решение об увеличении уставного капитала ОАО «Самараэнерго» путем размещения дополнительных акций, Советом директоров утверждено Решение о дополнительном выпуске ценных бумаг, документы для государственной регистрации выпуска направлены в ФКЦБ России. В 2004 году выпуск облигаций погашен.


КОНКУРС ДЕТСКОГО РИСУНКА «ФИЛОСОФИЯ
ова Дарья, лет.

КОТИРОВКИ ЦЕННЫХ БУМАГ ОБЩЕСТВА

Обыкновенные и привилегированные акции ОАО "Самараэнерго" торгуются в системе профессионального организатора торговли - "Российская торговая система" (РТС).

В феврале 1998 г. Комиссия по ценным бумагам США зарегистрировала выпуск американских депозитарных расписок (АДР) 1-го уровня на обыкновенные и привилегированные акции ОАО "Самараэнерго" в соотношении 1:70 и 1:140 соответственно. В настоящее время АДР торгуются на внебиржевом рынке США.

С 16 августа 2000 г. на ММВБ обыкновенные и привилегированные акции ОАО "Самараэнерго" включены в котировальный лист первого уровня.

РЫНОЧНАЯ КАПИТАЛИЗАЦИЯ АКЦИЙ ОБЩЕСТВА

По данным РТС за 2003 год:капитализация, тыс.руб.	7 939 716
в т.ч. обыкновенных	7 107 163
привилегированных	832 553

Адреса, телефоны, контакты, банковские реквизиты, адрес Общества в Internet, краткая информация об аудиторе, реестродержателе и оценщике(ах) Общества.

Открытое акционерное общество энергетики и электрификации «Самараэнерго», исполнительная дирекция находится по адресу:

г.Самара, ул.Маяковского, 15. Тел. приемной - (8462) 79-63-59,
факс – (8462) 42-43-94.

Банковские реквизиты: ИНН 6315222985, р/с 40702810100020000314
в АКБ «Газбанк» г.Самары, БИК 043601863,
к/с 30101810400000000863

Адрес Общества в Internet –www.samaraenergo.ru

Аудитор Общества - Компания "MOORE STEPHENS" ("МУР СТИВЕНС"), г.Лондон,: Великобритания
Почтовый адрес: Ст.Полз Хаус, Уарвик Лейн, Лондон, EC4P 4BN, Великобритания
Тел.: (095) 937-91-21 Факс: (095) 937-91-22
Св-во о регистрации от 7.10.91 №5392718

Реестродержатель - ОАО "Центральный Московский Депозитарий", Москва, Орликов пер., 3, кор. В, почт. адрес - 105066, Москва, ул. Ольховская, 22, тел. – (095) 264-44 –23, факс – (095) 265-43-36, лицензия № 10000-1-00255 выдана Федеральной комиссией по рынку ценных бумаг 13.09.2002 г. срок действия не ограничен.

Оценщик – наличие постоянного оценщика у Общества законодательством не предусмотрено, привлекаются лицензированные организации, в том числе аккредитованные РАО «ЕЭС России».

Издание подготовлено
Управлением по связям с общественностью
и СМИ ОАО «СМУЭК» (начальник Суркова Ирина)
Управлением по корпоративным действиям
и взаимодействию с акционерами ОАО «СМУЭК»
(начальник Светлана Шевченко)
Совместно с Муниципальным музеем
«Детская картинная галерея» г.Самары
(директор Н.В.Ивлева)

ООО «Медиа-центр»
Арт-директор: Елена Золотых
Дизайн: Павел Шабанов
Менеджер: Ольга Посысаева
Корректор: Венера Гордиевская
Самара, 2004

Energy is a part of human life without which one can not imagine the civilization's development. The essence of civilization's development is in comprehension of the essence of life, and an image of such comprehension is a child who automatically starts the process of such comprehension at the very start of his life. This child thinks using images understandable for all people independently of their age. Immediateness of a child's understanding the world helps us lookm at the products of our activities from another point of view, to open our hearts.

SAMARAENERGO

ANNUAL REPORT/2003

САМАРАЭНЕРГО



Dear Ladies and Gentlemen,

By the results of reporting year our company has once again confirmed its right to be named one of the best, most stable and successful corporations in Russia. Summing up the results of business in 2003 the management of RAO UES of Russia has noted that the financial success achieved by the whole of our power production holding company was also caused by efficient operations of SAMARAENERGO team.

One can state that the year 2003 was intense, yet very successful for power production system of Samara. SAMARAENERGO was reliably and accident-freely supplying heat and power to companies located on the territory of over 53.6 thousand sq. km. Development strategy applied by the Managing Company to SAMARAENERGO enabled us to preserve earlier achieved positive trends of development in the year 2003. A series of major tasks to be fulfilled in the reporting year was determined by a necessity to optimize our operations under the conditions of reforming Russian power production. Our top priorities in 2003 included further implementation of technical re-equipment programme, further optimization of tariffs considering changes in heat and power production costs, procedures required for reforming and preparations for functioning under conditions of wholesale power market, preservation of major customers in our competition with FOREM (Federal Wholesale Power Market).

Alongside with this our operations were complicated with actions undertaken by a number of political parties and organizations in their pre-election struggle for votes last year. Numerous pre-election undertakings skillfully arranged by PR companies were to a large extent aimed at making it impossible for us to sell heat and power at economically reasonable tariffs. Under increasing power production costs SAMARAENERGO had to repeatedly apply legal procedures for confirming its right to regulate tariffs. All that had negative consequences for financing repair works required for securing reliable functioning of equipment during the heating season of 2003-2004. Regretfully, in 2003 the strongest confrontation with populist-minded movements resulted in inability for the bodies supervising tariff policies to finally solve the problem of eliminating "cross subsidizing" system. Thus, last year the object of establishing equal competitive conditions for SAMARAENERGO and FOREM was not gained.

Nevertheless, our timely preparation for working under reforming power production in Russia and forming power market enabled to finish the reporting year with profit exceeding that for the previous period. All accrued dividends were paid to our shareholders in full in 2003.

Besides, under the 2003 development strategy our policy to re-equip all companies integrated in SAMARAENERGO was actively implemented. Our investments in technical upgrades, restructuring and new construction in 2003 made up RUR 946 million versus 770 and 479 million for 2002 and 2001 respectively.

Most significant technical re-equipment projects include commissioning of instantaneous boiling up unit (IBU-50) at Bezymyanka Heat and Power Plant (hereinafter HPP). Samara became the first place in Russia to implement this type of evaporator. One of the most important events for this power production system was also commissioning of a new turbine at AVTOVAZ HPP. It is worth noting that our major power consumers AVTOVAZ and GM-AVTOVAZ were also involved in this project. Initially, top managers of these automotive manufacturers considered financing the construction of their own boiler unit. Co-work with our company was however found more appropriate economically. Worth mentioning is full conformity of a.m. project's implementation to our strategy of optimizing production indices under conditions of preparation to operate in competitive environment.

Beside technical re-equipment that is an essential element of our development strategy aimed at improving our economic and production indices, further active reforming of SAMARAENERGO also took place. In 2003 functions of Samaraenergo Dispatcher Department (hereinafter SDD) were delegated to Samara Regional Dispatcher Management (hereinafter SRDM) - a branch of JSC "Central Dispatcher Management of UES" and one more branch was developed: Samara Electric Main Net. Registration of corporate property has been basically performed, survey of lands owned by the company has been finalized. Revision and co-ordination of corporate reforming project still continues.

Major preparatory arrangements were carried out for further operations in the free market sector of Federal power market including our signing the agreement on joining the Trading System Administrator (TSA) network.. Results of the first months of our operations in sector 5-15 showed that the a.m. arrangements for work at the Power Exchange were a success.

Totaling our results in 2003, it is necessary to point out a series of topical tasks to be set for SAMARAENERGO in the immediate future. Most principal of them is our further work for increasing efficiency of our operations under conditions of reforming Russian power production. Considering this, our overall development strategy for the year 2004 is determined by external factors such as Federal plans of reforming power production sector. At the same time, a number of measures for corporate restructuring is not directly connected with the concept of reforming the whole industry, and can be conducted ahead of it within the framework of production indices optimization programme.

In 2004 prerequisites for further division of major lines of our business (power production and transmission) are planned to be created; in case the Board of Directors of RAO UES of Russia takes respective decisions our power production system reforming procedures can start no later than by the end of 2004. In the same year we plan to transform a number of our subdivisions into subsidiaries passing the property accounted on their balance sheets to their ownership capitals.

We are convinced that the results of 2004 will once again enable to declare SAMARAENERGO one of the best power producing companies of Russia. Guaranties of this are high professionalism of our team and support of our shareholders in preparations for reforming.

Vladimir Avetisyan,
General Director
Of Mid-Volga Interregional Managing
Power Producing Company



Dear Shareholders,

The year 2003 will undoubtedly go down in history of SAMARAENERGO as one more successful period for the company. At that time we were able to both manage with routine tasks of reliable power supplies under respective contracts and undertake necessary arrangements connected with our preparations for reforming Russian power production industry.

Concerning this one should note that major financial and production achievements of SAMARAENERGO were mostly in defiance of unfavourable political and economic situation. It is necessary to admit that it was due to both high professional skills of our team and efficient management strategy implemented by the Managing Company in SAMARAENERGO that we were able to overcome the influence of negative factors and show good business and financial indices.

All repair works required for increasing reliability of equipment functioning during the autumn and winter maximum load period were financed and performed in 2003. Dividends accrued for 2002 were paid up in full to our shareholders. All control indices of corporate budget were fulfilled as well as assignments of Operations Committee of RAO UES of Russia. Well functioning system of financial relations with our subscribers led to a sufficient amount of resources to be invested in our technical re-equipment programme. This type of investment is obviously of extreme importance, and in the future this is to secure stable functioning of power production system. Under conditions of forming power market when a customer can choose one out of a number of competitors it is hard to overestimate such parameter as reliability of power supplies. A company can apparently guarantee this parameter solely given all required arrangements in technical re-equipment, repair works and upgrades of production facilities are regularly conducted.

In the reporting year the Board of Directors took an active part in corporate affairs. Over 20 meetings were held on all issues of company's operations. One of the most notable decisions was that to delegate functions of OCD to SDCD.

Meanwhile, in 2003 considerable changes took place in the work of the Board of Directors. Under reforming of the Board and conforming to newly adopted Corporate Management Code profile committees were formed within the structure of the Board of Directors enabling to more detailed consider different issues of corporate operations. Important achievement in our work in reporting year one should also admit the signing of a new contract on management services between SAMARAENERGO and Mid-Volga Interregional Managing Power producing Company (hereinafter MVIMPPC). Under this contract noticeably higher is the responsibility of Managing Company for efficiency of management decisions taken.

SAMARAENERGO Board of Directors expresses sincere thanks to our shareholders for support and insight of the top managers' activities. We are confident that when totaling the current year results one could once again state that the company's team was able to reach high performance in production and finance.

Boris Remezentsev,
SAMARAENERGO
Chairman of the Board of Directors

GEOGRAPHICAL POSITION

OJSC SAMARAENERGO is the biggest power producing company of Mid-Volga Valley securing stable power supplies to consumers located on the territory of 53.6 thousand square kilometres.

SAMARAENERGO provides stable power supplies to 99% of consumers located in Samara Oblast, provides heat and hot water to industrial companies and municipal services of major towns of this region populated by over 3 million people. Samara and Togliatti agglomeration is an industrial area of the Volga Valley where a considerable part of manufacturing facilities is concentrated and key national automobile and petrochemical corporations are based. Major consumers of our services are companies operating in such sectors as chemical and petrochemical industries, metallurgy, automobile production, and construction.

The whole territory of Samara Oblast uses SAMARAENERGO power grids. Total length of company-owned power transmission lines is 34 385 kilometres. Total length of trunk heat lines is 470.5 kilometres.

BRIEF HISTORY

Samara City Heat and Power Plant was the first power source in Samara Oblast. It was constructed in co-operation with SIEMENS & HALSKE in 1900. It was this event that initiated power production in this land. On the 29th of December, 1932 Samara Power Production Company was established in the structure of which the function of power supplies was performed by a subdivision called Energosbyt.

In the forties of the 20th century development of power production was connected with evacuation of military plants from the warfare areas during World War II, and growth of oil production in this region.

During the period from 1941 to 1972 7 heat and power plants (hereinafter HPP) were constructed here: Bezymyanka HPP in 1941, Syzran HPP in 1947, Novokuibyshevsk HPP # 1 in 1951, and # 2 in 1962, Togliatti HPP in 1960, AVTOVAZ HPP in 1969, and Samara HPP in 1972. Power transmission lines were constructed: Samara Power Transmission Lines in 19441, Zhiguli District Power Transmission Lines in 1958, Volga District Power Transmission Lines in 1964, Chapayevsk Power Transmission Lines in 1964.

SAMARAENERGO was one of the first national power companies to fundamentally upgrade its management structure. On the 16th of February, 2001 the functions of corporate General Director were delegated to Mid-Volga Interregional Managing Power Production Company (hereinafter MVIMPPC). Positive experience substantially influencing the growth of corporate production and economic indices was being actively implemented in other power producing companies during the last years.

The company has 20 branches including 8 HPPs, 5 power supply networks, and also heat networks, companies for repair works and construction, Energosbyt (power sales company) etc.

MAJOR INDICES INCLUDING NUMBER OF PERSONNEL EMPLOYED ETC.

HPPs	Installed Power Capacity, (MWt)	Installed Heat Capacity,(Gcal/hr)
Togliatti	710	2497
Novokuibyshevsk #2	470	1670
AVTOVAZ	1172	3903
Samara	440	2132
Novokuibyshevsk #1	236	1419
Bezymyanka	183.7	1574
Syzran	255	1058.3
Samara City	53	1806.6
Togliatti Heating Boiler Station		500
Total for SAMARAENERGO	3519.7	16559.9

Average number of employed personnel for 2003 made up 15 094 persons, or 1% of employable population of Samara Oblast.

COMPETITIVE ENVIRONMENT AND RISK FACTORS

Markets for SAMARAENERGO products and services

SAMARAENERGO supplies power to consumers of Samara Oblast on the territory of 53.6 thousand sq. km. Heating system provides heat and hot water to industrial companies and municipal organizations located in major towns of this region inhabited by over 3 million people.

Major consumer of power in the 4th quarter of reporting year was AVTOVAZ (11.7% of earnings from power sales). Share of this company in the total volume of sales made up 10.6%.

Most important consumer of heat in the 4th quarter was CJSC PTS (23% of earnings from heat sales). Share of this company in the total volume of sales made up 7.5%.

Suppliers of SAMARAENERGO Providing 10 and More Per Cent of All Goods Purchased Plus Their Shares in Total Volume of Supplies

Samararegiongaz Ltd. is our major gas supplier (72% of the total volume of gas purchased in 2003).

Major Competitors

On the territory of its presence SAMARAENERGO is a natural monopolist at the power market. The company also supplies heat to major towns of this region (Samara, Togliatti, Syzran and Novokuibyshevsk) with over 50% share at the heat market.

Risks of Economy Sector

Factors influencing our operations in 2003 included the following:

- Insufficient utility revenue as a consequence of spread between increase of major costs (fuel, power purchased from FOREM, subscriber payments to RAO UES of Russia) and corrections of tariffs. In particular, from 01.07.2003 payments for logistic and sales services for gas consumers was increased under the Regulation of Federal Power Committee (hereinafter FPC) #49-э/16 dd. 25.06.2003, and from 01.08.2003 tariffs for services of Gas Distributing Company were increased (this was not taken into account in the Regulation of FPC #59-э/6 dd. 30.07.2003);

- Separation of Regional Dispatcher Management from the corporate structure, delegation of a part of functions to it, and growth of running costs (increase of personnel, purchases of equipment etc.);

- Start of operations of wholesale power market from 01.12.2004 with capacity of 5-15% of the total national power market, Payments for TSA services, start of operations of a deviations sector of FOREM and change of payment system for deviations from contractual balance figures.

Analysis of Development Trends in Major Corporate Business

During the period of 1998-2003 SAMARAENERGO showed stable growth of power sales while there is no such a stable trend for RAO UES of Russia.

	1998	1999	2000	2001	2002	2003
SAMARAENERGO Power Sales (kWh billion)	16.3	16.5	17.0	17.3	17.6	18.0
RAO UES of Russia Power Sales (kWh billion)	544.7	567.6	588.6	578	579.8	

Against a background of stable decrease of heat sales for RAO UES of Russia this index for SAMARAENERGO showed positive trend in 1999-2003.

	1998	1999	2000	2001	2002	2003
SAMARAENERGO Heat Sales (Gcal. Million)	24.0	22.7	23.2	24.0	23.2	23.6
RAO UES of Russia Heat Sales (Gcal. Million)	465.9	453.6	441.5	430	418.4	

Decrease of heat sales in 2002 was caused by higher outer temperatures during that heating season, and lower consumption of heat by industrial companies connected with general decrease of industrial production in Samara Oblast by 2.8% at that period compared to 2001. In 2003 positive trend in heat sales recommenced owing to the growth of heat consumption by industrial companies.

Comparing financial results of SAMARAENERGO and RAO UES of Russia one can conclude that our indices are much less stable.

	1998	1999	2000	2001	2002	2003
Profitability of SAMARAENERGO (%)	3.1	10.7	13.1	6.4	1.3	3.8
Profitability of RAO UES of Russia (%)	11.1	12.7	10.4	12.1	11.0	

Analysis of profitability changes enables to conclude that the terms of tariff corrections considerably influence the amount of earned profit.

Minimization of time spread between the increase of major costs (fuel, power purchased from FOREM, subscriber payments to RAO UES of Russia, materials and services) and tariff corrections enables to show high profitability by the results of the year.

PRINCIPLES AND DOCUMENTS. (MISSION STATEMENT)

Corporate mission is in uninterrupted and accident-free heat and power supplies to the population and businesses located in Samara Oblast for securing stable development of society and business. Being a commercial company we work for increasing our profits given the stable growth of shareholders' and possible investors' trust. Doing its business the company is basing on Russian legislation and other legal regulations, particularly those of the Federal Securities Committee, thus securing the protection of shareholders' and investors' rights. Due to wide coverage of major corporate events and issues in the media and specialized editions, and also due to the publication of major documents and information materials on the website the company is able to adhere to the transparency and information openness. Control and assessment of business management quality is exercised by the Board of Directors' quarterly consideration of reports by the Managing company on management efficiency, and also by quarterly rating assessments of corporate financial status in compliance with internal standards.

MEMBERS OF THE COMPANY'S MANAGEMENT AND CONTROL BODIES

Board of Directors

Under the Articles of Corporation the Board of Directors consists of 10 Members including 5 Independent Directors. The current Board was elected basing on the results of 2002 on 16.06.2003.

Mr. Boris Fyodorovich Remezentsev, Chairman of the Board of Directors. First elected by the General Assembly on 03.12.1999. Member of the Board since 1993. Year of birth: 1937, Russian national. Position in the company before electing Chairman of the Board: General Director of SAMARAENERGO. Membership in the Boards of Directors of other companies:

- JSC ENERGOPOLIS (insurance company), Member of the Board of Directors.

Share in stated capital: 0.01%

Mr. Vladimir Yevgeniyevich Avetisyan, Member of the Board of Directors since 1999. Year of birth: 1958, Russian national. Present position: General Director of the managing organization (OJSC Mid-Volga Interregional Managing Power Company, hereinafter OJSC MVIMPC). Membership in the executive bodies and Boards of Directors of other companies:

- OJSC MVIMPPC, Member of the Board of Directors;
- Managing Company of VOLGAPROMGAZ Holding Ltd., Chairman of the Management Board;
- OJSC Samara Airlines, Member of the Board of Directors;
- OJSC Samara Business Centre, Member of the Supervisory Board.

Share in stated capital: 0.003%

Mr. Dmitri Igorevich Azarov, Member of the Board of Directors since 2002. Year of birth: 1970, Russian National. Present positions: General Director of Mid-Volga Gas Company Ltd., General Director of OJSC SAMARAGAZ (pluralistically). Membership in the executive bodies and Boards of Directors of other companies:

- A-TEKS Ltd., Chairman of the Board of Directors;
- Samara Gas Suppliers Union, General Director

Share in stated capital: 0

Mr. Vladimir Alexandrovich Buss, Member of the Board of Directors since 2000. Year of birth: 1942, Russian national. Present position: General Director of VOLGAENERGO (Rep. Office of RAO UES of Russia). Membership in the executive bodies and Boards of Directors of other companies:

- OJSC MARIENERGO, Chairman of the Board of Directors;
- OJSC ULYANOVSKENERGO, Chairman of the Board of Directors;
- OJSC SARATOVENERGO, Deputy Chairman of the Board of Directors;
- OJSC NIZHNI NOVGOROD HPP, Member of the Board of Directors;
- AKOR LTD., Member of the Board of Directors.

Share in stated capital: 0.001%.

Mr. Sergey Viacheslavovich Vasilyev, Member of the Board of Directors since 2003. Year of birth: 1975. Russian national. Present position: Head of Legal Department of RAO UES of Russia. Membership in executive bodies and Boards of Directors of other companies

- OJSC BELGORODENERGO, Member of the Board of Directors;
- OJSC SVERDLOVENERGO, Member of the Board of Directors;
- OJSC SAYANOSHUSHENSKAYA HPP, Member of the Board of Directors;
- CJSC YURENERGO, Member of the Board of Directors;
- Power and Carbon Foundation (non-commercial organization), Member of Supervisory Board.

Share in stated capital: 0

Mr. Alexey Vladimirovich Kalinin, Member of the Board of Directors since 2003. Year of birth: 1959. Russian national. Present position: Co-managing Partner of BERING VOSTOK CAPITAL PARTNERS. Share in stated capital: 0

Mr. Radion Suyerovich Kim, Member of the Board of Directors since 2002. Year of birth: 1955, Russian national. Present position: PR Department Head of RAO UES of Russia. Membership in the executive bodies and Boards of Directors of other companies:

- OJSC KRASNOYARSKENERGO, Member of the Board of Directors;
- CJSC YURENERGO, Member of the Board of Directors;
- Interregional Association of Employers in Power Production, Member of Supervisory Board.

Share in stated capital: 0.

Mr. Pavel Mikhailovich Teplukhin, Member of the Board of Directors since 2002. Year of birth: 1964, Russian national. Present position: President of TROIKA DIALOG Managing Company. Membership in the executive bodies and Boards of Directors of other companies:

- OJSC MOSENERGO, Member of the Board of Directors;
- OJSC GUM Trading House, Member of the Board of Directors;
- CJSC TROIKA DIALOG, Member of the Supervisory Board;
- OJSC MOSTOTREST, Member of the Supervisory Board.

Share in stated capital: 0.

Mr. Alexander Alexandrovich Chaburin, Member of the Board of Directors since 2003. Year of birth: 1959. Russian national. Present position: Advisor of Professional Managers Institute Foundation (Moscow, Russia). Membership in executive bodies and Boards of Directors of other companies:

- OJSC VOLZHSKAYA HPP (Zhigulyovsk, Samara Oblast), Member of the Board of Directors;
- OJSC VOLGAENERGOPROEKT-SAMARA, Member of the Board of Directors;
- OJSC MARIENERGO, Member of the Board of Directors;
- OJSC MORDOVENERGO, Member of the Board of Directors;
- OJSC NIZHNOVENERGO, Member of the Board of Directors;
- OJSC NIZHNOVSEP, Member of the Board of Directors;
- OJSC SARATOVENERGO, Member of the Board of Directors;
- OJSC ULYANOVSKENERGO, Member of the board of Directors

Share in stated capital: 0.

Mr. Dmitri Viktorovich Shtykov, Member of the Board of Directors since 2003. Year of birth: 1976. Russian national. Present position: General Director of Professional Managers Institute Foundation. Membership in executive bodies and Boards of Directors of other companies:

- OJSC PECHORSKAYA HPP, Member of the Board of Directors;

- OJSC VOLZHSKAYA HPP (Zhigulyovsk), Member of the Board of Directors;

- OJSC BELGORODENERGO, Member of the Board of Directors;

- OJSC AUTOMOTIVE LIGHTING, Member of the Board of Directors;

- OJSC VOLZHSKAYA HPP (Volgograd Oblast), Member of the Board of Directors;

- OJSC TULENERGO, Member of the Board of Directors;

- OJSC KURSKENERGO, Member of the Board of Directors;

- OJSC VOLOGDAENERGO, Member of the Board of Directors:

- OJSC ORELENERGO, Member of the Board of Directors;

- OJSC NIZHNOVENERGO, Member of the Board of Directors;

- OJSC CHEREPETSKAYA HPP, Member of the Board of Directors.

Share in stated capital: 0.

In compliance with the Regulation on the Payments of Rewards and Compensations to the Members of the Board of Directors of SAMARAENERGO currently in force, the amount of RUR 3 343 thousand was paid to the Members of the Board of Directors as on the end of 2003 (under the quarterly report requirements of the Russian Federal Securities Committee the a.m. amount includes salaries, bonuses, commissions and other property submissions).

AUDITING COMMITTEE

Under the Articles of Corporation the Auditing Committee consists of 5 persons. The current Members of the Auditing Committee were elected by the General Assembly of Shareholders basing on the results of 2002 on 16.06.2003.

Mrs. Olga Vladimirovna Kovshova: Chief Expert of the Department for Analysis and Control of VOLGAENERGO;

Mrs. Larisa Petrovna Malinovskaya: Economic Division Head of OJSC MVIMPPC;

Mr. Andrey Yuriyevich Mednikov: Auditing Committee Advisor of VOLGAENERGO;

Mrs. Julia Vsevolodovna Smirnova: Chief Expert of Corporate Strategy Department of RAO UES of Russia;

Mr. Mikhail Mikhailovich Stepanov: Auditing Committee Advisor of VOLGAENERGO.

In compliance with the Regulation on the Payments of Rewards and Compensations to the Members of Auditing Committee of SAMARAENERGO currently in force the amount of RUR 170 631 was paid as on the end of 2003.

GENERAL DIRECTOR

Under the Decision of the General Assembly of Shareholders of SAMARAENERGO dd. 16.02.2001 the functions of corporate Sole Managing Body were delegated to the Managing Organization: OJSC MVIMPPC. This company is 100% owned by RAO UES of Russia. General Director of OJSC MVIMPC is Mr. Vladimir Yevgeniyevich Avetisyan. The following persons are the Members of OJSC MVIMPPC Board of Directors:

Mr. Leonid Borisovich Melamed: First Deputy Chairman of the Management Board of RAO UES of Russia;

Mr. Vladimir Yevgeniyevich Avetisyan: General Director of OJSC MVIMPC;

Mr. Marat Zhamangarayevich Gabdushev: Deputy General Director of VOLGAENERGO (Rep. Office of RAO UES of Russia);

Mr. Vasili Alexandrovich Zubakin: Head of the Department for Holding Economy and Subsidiaries of RAO UES of Russia;

Mr. Vladimir Ivanovich Kostenko: Head of the Department for On-Line Testing and Corporate Activities Co-Ordination of RAO UES of Russia;

Mr. Oleg Borisovich Oksuzyan: Corporate Management Director of RAO UES of Russia.

Under the current Managing Body Services Contract # 805-УСЭ dd. 08.05.2001 the amount of RUR 99 million was paid to the Executive Body as remuneration for effective management, and compensation of Sole Executive Body's costs as on the end of 2003.

MAJOR CORPORATE EVENTS (UNDER FCSM CLASSIFICATION)

Date	Event	Results
26.02.2003	Board of Directors' Meeting	1.Resolutions approving a series of lease contracts; 2.Resolution on issuing Documentary Discount Bonds payable to bearer
06.03.2003	Change of corporate own share in stated capital	Share of voting stock before change: 7.83%, after change: 2.98%
06.03.2003	Change of number of votes in Supreme Managing Body	Share of votes before change: 7.65%; after change: 2.09%
28.04.2003	Board of Directors' Meeting	Resolutions on - Date to submit the list of persons having the right to vote at the General Assembly of Shareholders (02.05.2003) - Date of General Assembly of Shareholders (16.06.2003) - Adoption of 2002 Annual Report - Distribution of profit for 2002 - Payment of dividends for 2002 - Election of the Board of Directors - Election of Auditing Committee - Approval of independent auditor - Amendments and additions to the Articles of Corporation - Adoption of new edition of Regulation on Preparation and Procedure of the General Assembly of Shareholders - Payments of remunerations and compensations to Members of the Board of Directors
16.06.2003	Annual General Assembly of Shareholders	Resolutions on - Dividend payments on corporate equity shares (RUR 0.027786 per each share) - Dividend payments on corporate preference shares (RUR 0.027786 per each share) - Number of shares for dividend payments (equity: 3 506 860 287, preference: 522 144 000) - Adoption of 2002 and 2001 Annual Reports and accountancy report for 2001 - Adoption of profit distribution scheme for 2002 - Election of the Board of Directors (see above) - Election of Auditing Committee (see above) - Approval of external auditor (MOORE STEPHENS) - Introduction of additions and amendments in the Articles of Corporation - Adoption of Regulation on Preparations and Procedure of the General Assembly of Shareholders (new edition) - Adoption of Regulation on Payments of Remunerations and Compensations to Members of the Board of Directors
30.06.2003	Board of Directors' Meeting (in absentia)	Approval of a series of lease contracts
11.09.2003	Finalizing of dividend payments on corporate equity and preference shares	
15.12.2003	Extraordinary General Assembly of Shareholders (in absentia)	Resolution on augmenting of stated capital by RUR 59 850 000 via converting SAMARAENERGO bonds into equity shares
25.12.2003	Board of Directors' Meeting	Approval of resolution to additionally issue 59 850 000 registered non-documentary equity shares worth RUR 1 each totally amounting to RUR 59 850 000

CORPORATE SHARES

Total stock of SAMARAENERGO is 4 029 004 287 shares and consists of 3 506 860 287 registered non-documentary equity shares and 522 144 000 registered non-documentary preference shares with nominal value of RUR 1.00 each., to which the state registration numbers 1-01-00127-A and 2-01-00127-A respectively were given after additional issues undertaken by FSC on 04.07.2003.

In 2003 corporate bonds # 4-01-00127 worth RUR 1 billion issued on 06.03.2000 were discharged.

Since February 1998 the company takes part in The Bank of New York Programme for issuing the first level American Depository receipts on the equity and preference shares of SAMARAENERGO.

Our equity and preference shares are being traded at the RTS Stock Exchange, and are also included in the second level quotation list of MIBCE.

Structure of our stock capital looks as follows.

Name of Stock Holder	Share in Stated Capital as on:	
	31.12.2001	31.12.2002
OJSC RAO UES of Russia	49%	49%
Legal Entities and Nominal Holders	37.3%	38.7%
Individuals	13.7%	12.3%
Federal Government Property	0%	0%
Property of Local Authorities	0%	0%

Own corporate shares were not purchased during 2003.

Table below those whose share in corporate stated capital exceeds 5%.

Name of Shareholder	Share in Stated Capital as on:	
	31.12.2002	31.12.2003
RAO UES of Russia	49%	49%
CJSC SAMARSKI CREDIT (nominal holder)	14.04%	11.84%
CJSC Depository & Clearing Company	13.63%	22.89%
Depository Group	7.88%	<5%
CJSC CB GAZBANK	<5%	5.04%

Development of SAMARAENERGO Stock Exchange Quotations in 2003 (Data by RTS)

	1st quarter	2nd quarter	3rd quarter	4th quarter
Equity (RUR)	1.25	1.44	1.46	2.03
Preference (RUR)	0.66	0.67	1.10	1.59
Capitalization (RUR million)	4 716	5 384	5 687	7 939
RTS index (pionts)	362	502	566	567

STRUCTURE AND VOLUME OF ELECTRIC POWER AND CAPACITIES IN BREAKDOWN OF POWER SOURCES SPECIFYING LOADS AND CAPACITY RESERVE

Structure of Operating Power

	2001		2002		2003	
HPP	Load	Reserve	Load	Reserve	Load	Reserve
Togliatti	345.1	49.5	332.0	60.0	348.9	31.4
Novokuibyshevsk #2	121.0	54.1	121.8	66.2	124	51.3
AVTOVAZ	673.3	126.7	639.8	118.2	673.3	75.0
Samara	262.5	4.5	263.4	4.4	276.4	6.8
Novokuibyshevsk #1	52.4	3.9	57.4	10.0	57.7	8.1
Bezymyanka	93.3	16.8	90.0	15.2	108.6	8.9
Syzran	111.7	12.8	88.7	16.5	105.2	13.9
Samara City	22.9	0.2	22.4	0.0	22.8	0.3
SAMARAENERGO	1682.2	268.5	1615.5	290.5	1716.9	195.7

Compared to 2002 in 2003 share of reserve in the structure of operating power reduced from 15.2% to 10.2%.

Structure and Volume of Power Production

	2001		2002		2003	
HPP	Power Produced (kWh)	% of Corporate Total	Power Produced (kWh)	% of Corporate Total	Power Produced (kWh)	% of Corporate Total
Togliatti	2911.3	21.1	2844.9	21.1	2944.3	21.0
N-k #2	1013.2	7.3	1017.2	7.5	985.1	7.0
AVTOVAZ	5340.8	38.6	5200.4	38.5	5358.1	38.3
Samara	2190.2	15.8	224.3	16.6	2274.4	16.2
N-k #1	459.6	3.3	498.3	3.7	489.2	3.5
Bezymyanka	795.1	5.8	769.8	5.7	925.5	6.6
Syzran	908.2	6.6	732.5	5.4	832.2	5.9
Samara City	200.2	1.4	195.8	1.5	198.3	1.4
Total	13818.6	100.0	13503.2	100.0	14007.1	100.0

Growth of power production in 2003 compared to 2002 was influenced by heat production (both heating and condensation cycles).

GROWTH OF HEAT AND POWER SALES DURING THE LAST 3 YEARS

In 2001-2003 one could note the growth of power sales totaling to 3.7%. In 2003 this growth was 2.3%, that was determined by the growth of power consumption mostly by industrial companies (2.6%0 and wholesale re-sellers (4.5%).

Heat sales made up 23576.8 thousand Gcal. Growth compared to 2002 was mostly determined by the increase of steam consumption by industrial companies. Decrease of heat sales in 2002 was due to reduction of both steam and hot water consumption caused by a considerable (average by 4.9 C) increase of outer temperature during that heating season in the first half of the year. Reduction of steam consumption in that year was caused by a decrease of industrial production by 2.8% in Samara Oblast.

POWER SALES TO FOREM, GROWTH OF OWN PRODUCTION AND PURCHASED POWER DURING THE LAST 3 YEARS

In 2001-2003 output by own HPP increased from 13818.6 million kWh to 14007.1 million considering the decrease of 2002 to 13502.2 million kWh. Volume of purchased power reduced by 110.9 kWh (1.5%) compared to 2002.Growth of power output passes ahead of purchased power reduction at the expense of increase of sales to our own customers by 431.3 million kWh (2.5%) in 2003 compared to 2002.

POWER SUPPLIES AND SALES FOR THE LAST 3 YEARS INCLUDING SUBSCRIBER INDEBTEDNESS

Power Supplies and Sales in 2000-2003

	2000	2001	2002	2003
Supplies	10 664 209	13 239 366	17 413 217	23 473 552
Sales	11 251 408	13 774 016	17 708 763	23 471 819
Quality of Sales	105%	104%	101%	100%

Change in Subscriber Debtor Indebtedness in 2000-2004

01.01.2000	01.01.2001	01.01.2002	01.01.2003	01.01.2004
2 205 027	1 917 824	1 383 179	1 087 633	1 017 819

CHANGE OF POWER SALES STRUCTURE (NON-MONETARY PAYMENTS, BILLS, MONETARY PAYMENTS) FOR THE LAST 3 YEARS

	2000	2001	2002	2003
Total Payments	105.5%	104.0%	101.7%	100.0%
Monetary Payments	90.5%	104.0%	101.7%	100.0%

STRUCTURE OF POWER SALES AND STRUCTURE OF SUBSCRIBER INDEBTEDNESS IN ECONOMY SECTOR BREAKDOWN

Power Sales as on 01.01.2004

Industry	63.78%
Agriculture	2.23%
Forestry	0.020%
Transport and Telecommunications	11.84%
Construction	0.79%
Municipal Services	15.39%
Individual Customers	0.86%
Other Branches	5.09%

Structure of Subscriber Indebtedness for Heat and Power as on 01.01.2004

Industry	34.79%
Agriculture	16.11%
Forestry	0.05%
Transport and Telecommunications	2.16%
Construction	2.40%
Municipal Services	24.48%
Individual Customers	0.19%
Other Branches	19.81%

CHANGES OF TARIFFS

In 2003 tariffs for power and heat were established under decisions of Regional Power Committee (hereinafter RPC) # 3 and 4 dd. 21.01.2003.

Tariffs were calculated in conformity with the following documents:
- Principles of Pricing for Power and Heat in the Russian Federation adopted by the RF Government Regulation # 226 dd. 02.04.2002;
- Directions for Methods of Pricing for Power and Heat at Retail Market adopted by the RF FPC Regulation #49-э/8 dd. 31.07.2002.

Power Tariffs

	Voltage	Tariffs under FPC Decision #17 dd.30.07.02	Tariffs under FPC Decision #4 dd.21.01.03	Change in RUR	Change in %
Major Consumers Including AVTOVAZ Togliattikauchuk OJSC SMZ Kuibyshevazot Novokuibyshevsk Oil Refinery	High	740	730	-10	-1.4
Urban Population	In Force since 03.02.03	700	Under 350kWh/ month: 990; Over 350kWh/ month:1230	290	41.4
Rural Population	In Force since o3.02.03	500	Under 350 kWh/ month: 690; Over 350 kWh/ month:860	190	38.0
Organizations Financed from Different Budgets	In Force since 01.01.03	720	1020	300	41.7
Other Consumers	High Medium Low	740 990 1020	746 1109 1623	6 119 603	0.8 12.0 59.1
Average Tariff of SAMARAENERGO		659	775	116	17.6

Heat Tariffs

Consumers	Tariffs under FPC Decision #17 dd.30.07.02	Tariffs under FPC Decision #4 dd.21.01.03	Change in RUR	Change in %
Organizations Financed from Different Budgets	189	236	47	24.9
Other Consumers Purchasing under				
- Tariffs for Heat Supplied from HPP Collectors	215	174.2	-40.8	-19.0
- Tariffs for Heat Supplied from Heating Grids	215	234	19	8.8
Average Tariff of SAMARAENERGO	189	208	19	10.1

Current tariffs allow for increase of costs including fuel, power purchased from

FOREM, subscriber payments to RAO UES of Russia, railway tariffs, water for cleansing wastes etc.

Current tariffs (established by FPC Decision #4 dd. 21.01.2003) presuppose 5.7% profitability of power production and 2.5% profitability of heat production.

Tariffs in force during 2003 secured stable self-financing of heat and power production system. Actual profitability of power production made up 10.8%, that of heat production made up 11.6%.

5.5. Power Consumption, Settlements with Customers, Structure of Subscriber Indebtedness

	01.01.2003	01.01.2004
Current	67%	72%
Operating	19%	17%
Bad	9%	7%
Frozen	5%	3%

BALANCE SHEET AS ON 01.01.2004 (RUR THOUSAND)

ASSETS	Beginning of Reporting Year	End of Reporting Year
1. NONCURRENT ASSETS		
Intangible Assets Including	92	23 660
Patents, Programmes, Brands and Similar Assets	0	80
Establishment Charges	0	0
Business Reputation	0	0
Other Intangibles	92	0
Results of Scientific Research and Engineering Design Works (SREDW)	0	23 580
Fixed Assets Including	21 718 525	20 938 408
Land and Natural Resources	1 011	1 065
Buildings, Vehicles, Equipment and Other Fixed Assets	21 560 228	20 764 283
Incomplete Construction Including	626 528	675 770
Equipment to Be Installed	31 032	49 694
Investments in Noncurrent Assets	595 496	626 076
Income-Bearing Investments in Tangibles Including	0	0
Property for Leasing	0	0
Property for Hiring	0	0
Long-Term Financial Investments Including	15 971	16 491
Investments in Subsidiaries	1.117	1 117
Investments in Dependent Companies	1 166	1 166
Investments in Other Companies and Organizations	13 497	13 490
Loans to Companies and Organizations with Terms over 12 Months	0	0
Other Long-Term Financial Investments	191	718
Deferred Taxable Assets	22 332	41 538
Other Noncurrent Assets	0	0
Total Noncurrent Assets	22 383 448	21 695 867
2. CURRENT ASSETS		
Stocks Including	847 004	1 037 896
Raw Materials and Similar Assets Including	483 277	656 848

ASSETS	Beginning of Reporting Year	End of Reporting Year
Mazut	84 376	129 894
Coal	111 754	152 064
Diesel Fuel	2 250	1 400
Other Technological Fuel	2 201	742
Spare Parts	116 077	129 484
Other Materials	166 619	243 264
Animals Bred	9 237	0
Investments in Incomplete Production	2 441	513
Ready-Made Goods and Products for Re-Sale	5 263	6 178
Goods Shipped	0	0
Deferred Expenses	346 786	374 357
Other Stocks and Expenses	0	0
Value-Added Tax on Valuables Purchased Including	222 085	205 141
VAT on Power Purchased via FOREM	44 438	44 336
Debt Payable in over 12 Months from Reporting Date Including	74 034	69 391
Customers Including	3 080	2 948
Financed from Federal Budget	0	0
Financed from Local Budget	0	0
Financed from Municipal Budgets	0	0
Other Customers	3 080	2 948
Bills Receivable	0	0
Debts of Subsidiaries and Dependent Companies	0	0
Advances Paid	8 005	0
Other Debtors	62 949	66 443
Debt Payable within 12 Months from Reporting Date Including	1 984 362	1 361 052
Customers Including	1 099 018	486 138
Group-Integrated Companies Purchasing Power via FOREM	0	0
Intermediary Companies for Power and Heat Sales	0	0
Financed from Federal Budget	23 935	8 899
Financed from Local Budget	0	0
Financed from Municipal Budgets	273 890	41 377
Other Consumers of Power and Heat	789 809	421 662

BALANCE SHEET AS ON 01.01.2004 (RUR THOUSAND)

ASSETS	Beginning of Reporting Year	End of Reporting Year
Subscriber Debt	0	0
Other Customers	11 384	14 200
Bills Receivable	703	103
Debt of Subsidiaries and Dependent Companies	0	0
Debt of Shareholders Due to Stated Capital	0	0
Advanced Paid Including	120 387	151 471
Power and Heat Suppliers	0	0
Fuel Suppliers	0	0
Suppliers of Materials	19 476	29 151
Construction Companies	27 167	67 920
Repair Companies	2 061	1 396
Service Providers	8 609	29 552
Other Advances Paid	63 074	23 452
Other Debtors Including	764 254	723 340
Contractual Fines, Penalties and Forfeits	275 330	78 692
Overpayment of Taxes to Federal Budget	899	3 010
Overpayment of Taxes to Local Budget	1 833	6 380
Overpayment of Taxes to Municipal Budgets	3 496	5 574
Overpayment to Government Non-Budgetary Funds	3 813	1 854
Debt to RAO UES of Russia for Engineering Services	0	0
Debt of RAO UES of Russia for Engineering Services	0	0
Debt to RAO UES of Russia for Design and Survey Works (DSW)	0	0
Debt of RAO UES of Russia for DSW	0	0
Other Debtors	478 883	627 830
Short-Term Financial Investments Including	1 521 676	1 390 329
Loans to Companies and Organizations for Terms under 12 Months	480	2 000
Other Short-Term Financial Investments	1 521 196	1 388 329
Bankroll Including	330 070	537 057

ASSETS	Beginning of Reporting Year	End of Reporting Year
Cash	122	104
RUR Account Balances	125 441	437 314
Foreign Currency Account Balances	0	0
Other Bankroll Including	204 507	99 639
Balances on Special-Purpose Accounts with Banks	204 502	99 554
Cash Items	5	85
Transfers In Process	0	0
Other Current Assets	0	0
Total Current Assets	4 979 231	4 600 866
TOTAL ASSETS	27 362 679	26 296 733
LIABILITIES		
3. CAPITAL AND RESERVES		
Stated Capital Including	4 029 004	4 029 004
Preference Shares	522 144	522 144
Equity Shares	3 506 860	3 506 860
Own Shares Purchased from Shareholders	(3 517)	0
Additional Capital	19 769 320	19 680 929
Settlements on Assigned Property	0	0
Reserves Including	122 473	128 366
Formed under Law in Force	122 473	128 366
Formed under Statutory Documents	0	0
Financing Earmarked for Special Purpose	0	0
Retained Profit of Previous Periods	500 899	471 447
Uncovered Loss of Previous Periods	0	0
Retained Profit of Reporting Year	0	253 450
Uncovered Loss of Reporting Year	0	0
Total Capital and Reserves	24 418 179	24 563 196
4. LONG-TERM LIABILITIES		
Loans and Credits Including	907 981	35 840
Credits Due to Banks in over 12 Months after Reporting Date	0	0
Loans Due in over 12 Months after Reporting Date	907 981	35 840

BALANCE SHEET AS ON 01.01.2004 (RUR THOUSAND)

ASSETS	Beginning of Reporting Year	End of Reporting Year
Deferred Tax Liabilities	317 978	494 759
Other Long-Term Liabilities Including	182 561	3 853
Due to Suppliers and Contractors	100 354	3 853
Due to Social Funds	0	0
Due to Budget (Restructured Debt) Including	78 366	0
Due to Local and Municipal Budgets	0	0
Profit Tax Debt for Transition Period Including	3 841	0
Due to Federal Budget	1 200	0
Due to Local Budget	2 321	0
Due to Municipal Budgets	320	0
Other Long-Term Liabilities	0	0
Total Long-Term Liabilities	1 408 520	534 452
5. SHORT-TERM LIABILITIES		
Loans and Credits Including	279 686	0
Credits Due to Banks within 12 Months after Reporting Date	279 686	279 686
Loans Due within 12 Months after Reporting Date	0	0
Creditor Indebtedness Including	1 027 717	980 924
Due to Suppliers and Contractors Including	292 928	250 440
Power Suppliers via FOREM	22 962	11 117
Other Power and Heat Suppliers	1 649	3 428
Gas Suppliers	72 070	1 114
Mazut Suppliers	15 841	0
Coal Suppliers	0	0
Other Fuel Suppliers	0	0
Construction Companies	19 205	11 507
Repair Companies	35 790	96 282
RAO UES of Russia (Subscriber Payments)	0	0
ROSENERGOATOM	0	1 815
Nuclear Power Plants	0	0
Other Suppliers and Contractors	125 411	113 177
Central Controller Division of UES (Subscriber Payments)	0	0
OJSC FCC (Subscriber Payments)	0	0
Bills Payable	0	0

ASSETS	Beginning of Reporting Year	End of Reporting Year
Due to Subsidiaries and Dependent Companies	0	0
Payroll Debt Including	92 835	121 784
Current	92 835	121 784
Overdue	0	0
Due to Government and Non-Budgetary Funds Including	30 121	32 473
RF Pension Fund	25 832	27 479
Obligatory Medical Insurance Fund	3 264	3 706
Employment Fund	0	0
Social Insurance Fund	1 025	1 256
Fines and Penalties to Government Non-Budgetary Funds	0	32
Taxes and Duties	289 499	279 797
Current Debt to Budget Including	289 499	277 877
Due to Federal Budget	149 575	204 816
Due to Local Budget	97 119	58 408
Due to Municipal Budgets	42 805	14 653
Profit Tax Debt for Transition Period Including	0	1 920
Due to Federal Budget	0	600
Due to Local Budget	0	1 160
Due to Municipal Budgets	0	160
Advances Received Including	84 706	99 156
Consumers of Power Purchased via FOREM	0	0
Other Consumers of Power and Heat	64 251	98 645
Other Advances Received	20 455	511
Due to Other Creditors Including	237 628	197 274
VAT on Unpaid Products	213 009	184 346
Due to Non-Budgetary SREDW Fund	3 601	3 601
Due to Other Creditors	21 018	9 327
Income Due to Shareholders	12 120	8 774
Deferred Income	216 457	209 387
Reserve for Expenses and Payments	0	0
Other Short-Term Liabilities	0	0
Total Short-Term Liabilities	1 535 980	1 199 085
TOTAL LIABILITIES	27 362 679	26 296 733

PROFIT AND LOSS ACCOUNT AS ON 01.01.2004 (RUR THOUSAND)

ASSETS	Beginning of Reporting Year	End of Reporting Year
1. INCOME AND EXPENSES FOR MAJOR BUSINESS		
Net Earnings from Sales of Products and Services, Net of VAT, Excises and Other Obligatory Payments Including Sales Of	19 804 975	14 671 971
Power to Domestic Consumers	13 832 336	10 025 163
Power for Export	0	0
Heat	4 817 132	3 790 936
Subscriber Payments (to RAO UES of Russia)	0	0
Other Industrial Products and Services	1 093 807	805 943
Other Non-Industrial Products and Services	61 700	49 929
Costs of Sold Products and Services Including	(17 560 235)	13 964 711)
Power to Domestic Consumers	(12 477 239)	(9 648 796)
Power for Export	0	0
Heat	(4 316 481)	(3 697 393)
Subscriber Payments (to RAO UES of Russia)	0	0
Other Industrial Products and Services	(672 698)	(552 000)
Other Non-Industrial Products and Services	(93 817)	66 522)
Gross Profit	2 244 740	707 260
Commercial Expenses	(2 088)	(1 067)
Administrative Expenses	0	0
Profit (Loss) from Sales	2 242 652	706 193
2. OPERATING INCOME AND EXPENSES		
Interest Receivable	29 924	13 961
Interest Payable	(145 803)	(33 424)
Income from Shareholdings in Other Companies	66	2
Other Operating Income	7 674 981	4 228 410
Other Operating Expenses	(8 588 742)	(4 584 244)
3. NONOPERATING INCOME AND EXPENSES		
Nonoperating Income	126 240	88 981
Nonoperating Expenses	(674 573)	(303 649)
Pre-Tax Profit (Loss)	664 745	176 230

ASSETS	Beginning of Reporting Year	End of Reporting Year
Current Profit Tax	(310 094)	(45 629)
Other Similar Obligatory Payments	56 480	(12 864)
Profit Tax and Other Similar Obligatory Payments	(411 597)	(58 493)
Profit (Loss) for Major Business	253 148	117 737
4. EXTRAORDINARY INCOME AND EXPENSES		
Extraordinary Income	1 478	9 213
Extraordinary Expenses	(1 176)	(9 107)
Net Profit (Retained Profit (Loss)) of Reporting Period	253 450	117 843

PROFIT DISTRIBUTION AND DIVIDEND POLICY

Corporate Profit Distribution Approved by Annual General Assembly of Shareholders (hereinafter AGAS) (RUR thousand)

	AGAS of 2001	AGAS of 2002	AGAS of 2003
Retained Profit	526 679	340 331	117 843
Reserve Fund	26 334	17 017	5 893
Accumulation Fund	77 941	162 154	0
Dividends	149 892	161 160	111 950
Other Purposes	83 262	0	0

Corporate Dividend History for the Last 3 Years

	2001 (for 2000)	2002 (for 2001)	2003 (for 2002)
Dividend per 1 Equity Share (RUR)	0.035	0.04	0.027786
Dividend per 1 Preference Share (RUR)	0.052	0.04	0.027786
Total Amount of Dividends Accrued (RUR thousand)	148 971	160 639	111 950
Revenue Performance of Dividend per 1 Equity Share	5.42	3.9	2.71
Revenue Performance of Dividend per 1 Preference Share	17.9	6.76	4.69

Opinion of Auditing Committee

Taking into account the report of independent auditor the Auditing Committee considers the results of audit to give enough grounds to express its view on authenticity of accountancy report and confirm the information contained in the Annual Report of SAMARAENERGO FOR 2003.

Members of Auditing Committee:

A.Y. Mednikov

O.V. Rokhlina

L.P. Malinovskaya

M.M. Stepanov

Y.V. Smirnova

Opinion of Independent Auditor

In opinion of auditing company CJSC NP CONSULT the Balance Sheet, Profit and Loss Account and Business Results of 2003 present fairly, in all material respects, the financial position of SAMARAENERGO at January 1, 2004.

A.A. Nesterov,
General Director,
NP CONSULT

L.A. Zadorogina,
General Audit
Manager,
Certificate # 037017
Valid till 24.04.2004

TASKS AND TRENDS OF 2004

Corporate development strategy of 2004 is mostly determined by external factors such as plans of the RF Government to reform the whole Russian power production sector.

At the same time, a series of our restructuring procedures is not connected directly with the concept of reforming this sector, and can be carried out within the framework of optimizing our operations. Ahead of this a group of our structural subdivisions are to be transformed into separate legal entities. Property formerly accounted on balance sheets of these subdivisions shall be further on accounted as parts of stated capitals of these companies.

Creation of prerequisites for further separation of our major lines of business (power production and transmission) is planned for 2004 given the respective decisions are taken by RAO UES of Russia's Board of Directors. This will enable to start reforming the whole power production system even in late 2004.

Address: 15 Mayakovskogo, Samara 443001, Russia

Tel.: +7 8462 796 359
Fax: +7 8462 423 394

Banker: GAZBANK, Samara, Russia

Auditors: NP CONSULT, Moscow, Russia;
MOORE STEPHENS, London, UK

Register Holder: Central Moscow Depository, Moscow, Russia

Pre-publishing by PR Department of MVIMPPC (Mrs. Irina Surkova, Dept. Head),

Division for Corporate Operations and Relations with Shareholders of MVIMPPC (Mrs. Svetlana Shevchenko, Divisaion Head)

In co-operation with Samara Municipal Children's Art Gallery (Mrs. N.V.Ivleva, Director)

Media-Centre LTD
Art-Director: Elena Zolotykh
Design: Pavel Shabanov
Manager: Olga Posysaeva
Proof-Reader: Venera Gordiyevskaya
Translation: Alexey Kozhin
Samara 2004